Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

SAYONA MINING LIMITED,

SHOCK MERGECO INC.

and

PIEDMONT LITHIUM INC.

Dated as of November 18, 2024

i

4.23	Sanctions	53
4.24	Export and Import Matters	53
4.25	Takeover Laws	54
4.26	No Additional Representations	54
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SHOCK AND MERGER SUB		54
5.1	Organization, Standing and Power	55
5.2	Capital Structure	55
5.3	Authority; No Violations; Consents and Approvals	57
5.4	Consents	58
5.5	ASIC Documents; Financial Statements	58
5.6	Absence of Certain Changes or Events	60
5.7	No Undisclosed Material Liabilities	60
5.8	Information Supplied	60
5.9	Shock Permits; Compliance with Applicable Law	61
5.10	Compensation; Benefits	62
5.11	Labor Matters	63
5.12	Taxes	64
5.13	Litigation	67
5.14	Intellectual Property	67
5.15	Real Property	68
5.16	Mining	69
5.17	Environmental Matters	70
5.18	Material Contracts	72
5.19	Insurance	74
5.20	Brokers	74
5.21	Anti-Corruption	74
5.22	Sanctions	75
5.23	Export and Import Matters	75
5.24	Business Conduct	75
5.25	No Additional Representations	75
ARTICLE VI COVENANTS AND AGREEMENTS		76
6.1	Conduct of Power Business Pending the Merger	76
6.2	Conduct of Shock Business Pending the Merger	80
6.3	No Solicitation by Power	83
6.4	No Solicitation by Shock	90
6.5	Preparation of Proxy Statement, Registration Statement, Notice of Shock Extraordinary General Meeting and Australian Disclosure Documents	96
6.6	Stockholders Meetings	99
6.7	Access to Information	103
6.8	HSR, CFIUS and Other Approvals	104
6.9	Employee Matters	107
6.10	Indemnification; Directors’ and Officers’ Insurance	108
6.11	Transaction Litigation	109
6.12	Public Announcements	109
6.13	Advice of Certain Matters; Control of Business	110

ii

6.14	Reasonable Best Efforts; Notification; Power Equity Raise and Shock Equity Raise	110
6.15	Section 16 Matters	111
6.16	Stock Exchange Listing and Delistings; ASIC Registrations	111
6.17	Takeover Laws	112
6.18	Obligations of Merger Sub	112
6.19	Establishment of ADR Facility	112
6.20	Intended Tax Treatment	113
ARTICLE VII CONDITIONS PRECEDENT		114
7.1	Conditions to Each Party’s Obligation to Consummate the Merger	114
7.2	Additional Conditions to Obligations of Shock and Merger Sub	114
7.3	Additional Conditions to Obligations of Power	115
7.4	Frustration of Closing Conditions	116
ARTICLE VIII TERMINATION		116
8.1	Termination	116
8.2	Notice of Termination; Effect of Termination	118
8.3	Termination Fees and Other Payments	118
ARTICLE IX GENERAL PROVISIONS		121
9.1	Schedule Definitions	121
9.2	Survival	121
9.3	Notices	121
9.4	Rules of Construction	123
9.5	Counterparts	124
9.6	Entire Agreement; No Third Party Beneficiaries	125
9.7	Governing Law; Venue; Waiver of Jury Trial	125
9.8	Severability	126
9.9	Assignment	126
9.10	Affiliate Liability	126
9.11	Specific Performance	127
9.12	Amendment	127
9.13	Extension; Waiver	127

Annex A	Form of Power Support Agreement
Annex B	Form of Certificate of Incorporation of the Surviving Corporation
Annex C	Form of Certificate of Merger

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is dated as of November 18, 2024 (this “Agreement”), and is among Sayona Mining Limited, an Australian public company limited by shares (“Shock”), Shock MergeCo Inc., a Delaware corporation and a wholly owned Subsidiary of Shock (“Merger Sub”), and Piedmont Lithium Inc., a Delaware corporation (“Power”).

WHEREAS, the Board of Directors of Power (the “Power Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined below), are in the best interests of, the holders of Power Common Stock (as defined below), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved, subject to the provisions of this Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event), to recommend that the holders of Power Common Stock adopt and approve this Agreement (in each case, as defined below);

WHEREAS, the Board of Directors of Shock (the “Shock Board”), at a meeting duly called and held by unanimous vote, (i) approved this Agreement and the transactions contemplated hereby, including the Merger, the issuance of the ordinary shares in the capital of Shock (“Shock Ordinary Shares”) and American depositary shares representing Shock Ordinary Shares (“Shock ADSs”) (including the Shock Ordinary Shares underlying the Shock ADSs) in the Merger pursuant to this Agreement (the “Shock Share Issuance”) and the Closing Equity Raise (as defined below), and (ii) resolved, subject to the provisions of this Agreement (including those relating to a Shock Change of Recommendation, a Shock Superior Proposal or a Shock Intervening Event), to recommend that the holders of Shock Ordinary Shares vote in favor of the approval of the Shock Shareholder Matters (in each case, as defined below);

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of, Merger Sub and its sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, immediately following the execution of this Agreement by each of the parties hereto, Shock, as the sole stockholder of Merger Sub, shall execute and deliver a consent to adopt this Agreement pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Shock’s willingness to enter into this Agreement, the directors of Power listed on Section A of Power Disclosure Letter have entered into support agreements, dated as of the date of this Agreement, in the form attached hereto as Annex A, pursuant to which such directors have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Power in favor of the Merger (collectively, the “Power Support Agreements”);

WHEREAS, substantially concurrently with the entry into this Agreement, (A) Shock and certain investors will subscribe for approximately AU$69,000,000 of Shock Ordinary Shares, conditional upon the Closing (as defined below) and to be consummated after the Closing and (B) Shock has announced that it may offer to eligible holders of Shock Ordinary Shares, including U.S. holders of Shock Ordinary Shares, as at a record date after the Closing, the right to purchase Shock Ordinary Shares, conditional upon the Closing and to be consummated after the Closing (the transactions contemplated by clauses (A) and (B), the “Closing Equity Raise”, and the Shock Ordinary Shares to be issued thereunder, the “Closing Equity Raise Shares”);

WHEREAS, Shock, Merger Sub and Power desire to effect a strategic business combination on the terms and subject to the conditions set forth herein; and

WHEREAS, for U.S. federal and applicable state and local income tax purposes, it is intended that (i) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) Power, Merger Sub, and Shock be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (iii) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (iv) the Merger not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Shock following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c))  (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Shock, Merger Sub and Power agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1         Certain Definitions.  As used in this Agreement, the following capitalized terms shall have the following meanings:

“AAS” means the accounting principles generally accepted in Australia.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (k), (m) or (o) of the Code or Section 4001 of ERISA.

“ASIC” means the Australian Securities and Investments Commission.

“ASIC Relief or Requirements” means the Shock Share Issuance ASIC Relief or Requirements and the Closing Equity Raise ASIC Requirements.

“ASX” means ASX Limited ABN 98 008 624 691 and the market operated by it, as the context requires.

“ASX Listing Rules” means the official listing rules of ASX, including any variation, consolidation or replacement of such rules, in each case subject to any waiver or exemption granted to the compliance of those rules by a Party.

“ASX Settlement Rules” means the operating rules of the settlement facility provided by ASX Settlement Pty Ltd (ABN 49 008 504 532).

“Australian Disclosure Document” means, as the context requires: (a) the Issuing Document, including where the Issuing Document is delivered as a prospectus under Chapter 6D of the Corporations Act required to implement the Shock Share Issuance, or (b) a document required to comply with Chapter 6D of the Corporations Act to implement the Closing Equity Raise, including prospectus or ‘cleansing notice’ (at Shock’s election, subject to compliance with law), and in each case to the extent modified or exempted in accordance with any relief instruments issued by ASIC and together with any amendments or supplements thereto.

“Australian Environmental Laws” means any Law of the State of Western Australia or the Commonwealth of Australia relating to the protection of the environment, including the Environmental Protection Act 1986 (WA), the Dangerous Goods Safety Act 2004 (WA), the Contaminated Sites Act 2003 (WA) and the Rights in Water and Irrigation Act 1914 (WA) and any other law (i) relating to the storage, handling or transportation of any waste, dangerous substance or hazardous materials; (ii) relating to environmental harm, pollution or contamination or land; or (iii) that has as one of its purposes or effects the protection of the environment.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Bribery Legislation” means any and all of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada); the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the U.K. Bribery Act of 2010; the Proceeds of Crime Act 2002; the Criminal Code Act 1995 (Cth); criminal laws of Australian states and territories; and any anti-bribery, anti-corruption and/or anti-money laundering Laws prohibiting bribery and corruption in either the public or private sector of any jurisdiction in which Power or Shock (or any of their respective Subsidiaries) operate.

“Business Day” means a day ending at 11:59 p.m. (New York, New York time) other than a Saturday, Sunday, or a day on which banks in the State of New York, United States, are authorized or obligated to be closed, or a public holiday in the State of Queensland, Australia.

“Cause” shall have the meaning set forth on Section 3.2 of the Power Disclosure Letter.

“CDI Depositary” means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) the parties have received written notice from CFIUS that: (i) CFIUS has concluded that none of the Transactions is a “covered transaction” as defined in the DPA; or (ii) CFIUS has issued a written notice that it has completed an assessment, review or investigation pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (ii) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

“CFIUS Notice” means a notice filing with respect to the Transactions submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

“Closing Equity Raise ASIC Requirements” means the requirements under section 708A of the Corporations Act in order to implement the Closing Equity Raise (including Shock issuing a cleansing notice), or (in the event that those requirements are not met by Shock) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, of a prospectus under Chapter 6D of the Corporations Act.

“Confidentiality Agreement” means the confidentiality deed between Shock and Power in relation to the Transactions.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation oral or written, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Corporations Act” means the Australian Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.

“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis.

“Depositary Bank” means a bank of national reputation in the United States, in its capacity as depositary for the Shock ADSs, reasonably acceptable to the Parties.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, (codified at 50 U.S.C. § 4565) and the regulations promulgated thereunder, codified at 31 C.F.R. Parts 800 to 802.

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other compensation or employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person, except for statutory plans in Canada to or in which an employer is required by law to contribute or participate.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests (including any ‘security interests’ within the meaning of section 12 of the Australian Personal Property Securities Ac 2009 (Cth)), restrictions (including restrictions on the use or exploitation of assets), rights of first refusal, defects or imperfections in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Claim” means any Proceeding by any Governmental Entity or any other Person relating to (a) Environmental Laws, (b) Remedial Actions or (c) any Release or threatened Release of, or exposure to, a Hazardous Material.

“Environmental Laws” means any and all applicable Laws relating to (a) pollution (prevention or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater or subsurface strata), (b) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal or transportation, and (c) exposure to hazardous, toxic or other substances alleged to be harmful. The term “Environmental Law” shall include, but not be limited to, the following statutes, as amended, and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., the Federal Mine Safety & Health Act, 30 U.S.C. §§ 801 et seq. and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), 42 U.S.C. §§ 9601 et seq., the Australian Environmental Laws, and any other Laws similar thereto as of the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Ex-Im Laws” means all Laws relating to the exportation, re-exportation, transfer, possession, examination, or importation of goods subject to controls, including the International Traffic in Arms Regulations administered by the U.S. Department of State, the Export Administration Regulations administered by the U.S. Department of Commerce, and the customs and importation Laws administered by U.S. Customs and Border Protection, the Canada Border Services Agency, or Global Affairs Canada, and similar Laws of Australia, the European Union, the United Kingdom, and any other relevant jurisdiction, including laws related to customs compliance and tariffs, forced labor or child labor, and trade remedies.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means 527.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“Filing Office” means the Division of Corporations of the Delaware Department of State.

“GAAP” means the accounting principles generally accepted in the United States.

“Good Reason” shall have the meaning set forth on Section 3.2 of the Power Disclosure Letter.

“Government Official” means any person who holds a legislative, administrative or judicial position of a Governmental Entity, any officer, employee, agent, contractor, or representative of any Governmental Entity, of a political party, or of a public international organization, or any person performing duties or functions or acting as a member or in an official capacity for or on behalf of any such Governmental Entity, for or on behalf of any such political party, or for or on behalf of any such public international organization; or an individual performing public duties or functions for a Governmental Entity, holding an official position as a result of local custom or standing or nominated as a candidate to be a Government Official or acting (or holding themselves out) as an authorized intermediary of a Government Official.

“Governmental Entity” means any United States, Australian, Canadian or other non-United States, non-Australian or non-Canadian national, federal, state, county, municipal, indigenous or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body, or any government owned or controlled entity or enterprise, including, without limitation, the ASX and the Takeovers Panel.

“Hazardous Materials” means any (a) substance, material or waste designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Laws; and (b) asbestos or asbestos-containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS) or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“ICA” means the Investment Canada Act, as amended (Canada), and the regulations promulgated thereunder.

“ICA Approval” means that more than forty-five (45) days shall have elapsed from the time that the Minister has certified the ICA notification as complete and the parties shall not have received a notice under section 25.2(1) of the ICA or an order under section 25.3(1) of the ICA in relation to the Transactions or, if such a notice or order has been received, the parties have subsequently received one of the following notices: (i) a notice under section 25.2(4)(a) of the ICA indicating that a review of the Transactions on the grounds of national security shall not be made, (ii) a notice under section 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the Transactions or (iii) a notice pursuant to section 25.4 regarding an order under section 25.4(1)(b) of the ICA authorizing the Transactions.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP or AAS (as applicable to such Person); and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Independent” means, (a) with respect to a Designated Power Director, a determination by the Power Board that such individual is independent, and (b) with respect to a Designated Shock Director, a determination by the Shock Board that such individual is independent.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof, (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s and registered business names, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby), (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof, (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable, (e) Internet domain names and URLs and (f) all other intellectual property, industrial or proprietary rights.

“Issuing Document” means the document required to be distributed to Australian resident holders of Power Common Stock to implement the Shock Share Issuance, which is planned by the Parties to be in the form of the Registration Statement together with, if required by ASIC, an Australian wrapper, subject to any ASIC Relief or Requirements and as amended or supplemented, in each case, as applicable.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“ITA” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

“knowledge” means the actual knowledge of: (a) in the case of Power, the individuals listed in Section 1.1-knowledge of the Power Disclosure Letter; and (b) in the case of Shock, the individuals listed in Section 1.1-knowledge of the Shock Disclosure Letter.

“Law” means any applicable laws, rules, statutes, regulations, any governmental order or binding agreement with any Governmental Entity, ordinance, code, judgment, order, treaty, convention, governmental directive, other legally enforceable requirement, other pronouncement of any Governmental Entity having the effect of law (including common law), or a stock exchange rule.

“Material Adverse Effect” means, when used with respect to either Power or Shock, any fact, circumstance, effect, change, condition, event or development (“Effect”) that, individually or in the aggregate, (a) materially prevents, impairs or delays the ability of such Party to perform its obligations under this Agreement or to consummate the Merger on or prior to the End Date or would reasonably be expected to do so, or (b) has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, for the purposes of the foregoing clause (b), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)          general economic conditions (or changes in such conditions) or changes in global or national economic conditions generally;

(ii)        conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)      conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)         political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)       acts of god or force majeure events, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, epidemics, pandemics or weather conditions;

(vi)         the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)       the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the facts or occurrences giving rise to or contributing to any such fact may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(viii)     compliance with the terms of, or the taking of any action expressly required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable);

(ix)        changes or prospective changes in Law or other legal or regulatory conditions, or the interpretation or enforcement thereof, or changes in GAAP, AAS or other accounting standards, JORC Code, NI 43-101, Subpart 1300 (or the interpretation or enforcement thereof), or that result from any action taken for the purpose of complying with any of the foregoing, or Effects arising out of any conversion or reconciliation among GAAP, AAS or other accounting standards, JORC Code, NI 43-101 and Subpart 1300;

(x)          any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or

(xi)         with respect to Power, such matters as may be set forth on Section 1.1-Power MAE of the Power Disclosure Letter, and with respect to Shock, such matters as may be set forth on Section 1.1-Shock MAE of the Shock Disclosure Letter.

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

“Nasdaq” means the Nasdaq Capital Market or such other Nasdaq market on which Power Common Stock is then listed.

“NI 43-101” means Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, (d) with respect to an Australian company limited by shares, its constitution, and (e) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means: (a) when used with respect to Power, Shock and Merger Sub; and (b) when used with respect to Shock or Merger Sub, Power.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permits” means all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of any Governmental Entity.

“Permitted Encumbrances” means:

(a)         to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint venture agreements, stockholders agreements, Organizational Documents and other similar agreements and documents;

(b)      contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent;

(c)        Encumbrances for Taxes or assessments not yet due and payable (or that may be paid without penalty) or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or AAS (as applicable);

(d)          such Encumbrances as Power (in the case of Encumbrances with respect to properties or assets of Shock or its Subsidiaries) or Shock (in the case of Encumbrances with respect to properties or assets of Power or its Subsidiaries), as applicable, may have expressly waived in writing;

(e)        all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights or interests in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of Power or Shock, as applicable, or any of their respective Subsidiaries, that are of record and customarily granted in the lithium, gold or graphite (as applicable) mining industry and do not materially interfere with the operation, value or use of the property or asset affected;

(f)          any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing); or

(g)         Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to mining tenure or real property, including zoning, building or similar restrictions, which do not materially interfere with the operation, value or use of the property or asset affected.

“Person” means any individual, natural person, general or limited partnership, limited liability company, unlimited liability corporation, corporation, proprietorship, joint stock company, trust, estate, union, joint venture, Governmental Entity, association or unincorporated business organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by Power or any of its Subsidiaries, or Shock or any of its Subsidiaries, as applicable, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Power Canadian Subsidiary” means a Subsidiary of Power that is a resident of Canada or subject to Part I tax in Canada for purposes of the ITA.

“Power CDIs” means CHESS Depositary Interests representing shares of Power Common Stock (in the ratio of one hundredth (1/100th) of a share of Power Common Stock to one (1) CDI).

“Power Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Shock or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Power or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Power’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership or economic ownership or interest by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of Power Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding shares of Power Common Stock entitled to vote on the election of directors, (c) any merger, scheme of arrangement, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Power, or any of its Subsidiaries that generated 20% or more of Power’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months or (d) otherwise requiring Power to abandon, or otherwise fail to proceed with, the Merger.

“Power Easements” means the easements, right of ways, servitudes and other similar interests granted to, or owned by, Power or any Subsidiary of Power.

“Power Equity Raise” means the issuance, following the date of this Agreement, of the Power Equity Raise Shares for an aggregate consideration not to exceed AU$40,000,010.40 on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter.

“Power Equity Raise Shares” means 2,380,953 shares of Power Common Stock represented by 238,095,300 Power CDIs.

“Power Intervening Event” means a development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Power Board prior to the execution of this Agreement that is material to Power and its Subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following constitute a Power Intervening Event: (a) the receipt, existence or terms of an actual or possible Power Competing Proposal or Power Superior Proposal, (b) any Effect relating to Shock or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (c) any change, in and of itself, in the price or trading volume of shares of Power Common Stock or Shock Ordinary Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Power or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (f) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, or (g) the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition).

“Power Mining Rights” means the mining rights, permits, licenses, leases, claims or concessions (or similar) granted to, or owned by, Power or any Subsidiary of Power.

“Power Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Power or its Affiliates or with respect to which Power or its Affiliates have any liability.

“Power Stock Incentive Plan” means Power’s Stock Incentive Plan, effective March 31, 2021, as amended from time to time.

“Power Stockholder Approval” means the adoption and approval of this Agreement by the holders of a majority of the outstanding shares of Power Common Stock in accordance with the DGCL and the Organizational Documents of Power.

“Power Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Shock or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Power or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute all or substantially all of the assets of Power and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (b) all or substantially all of the outstanding shares of Power Common Stock, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Power Board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Power’s stockholders than the Merger and the Closing Equity Raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal, and any adjustments or revisions to the terms of this Agreement offered by Shock in response to such proposal or otherwise).

“Power Termination Fee” means US$2,620,000.

“Power Water Rights” means the water rights, permits, licenses, leases or concessions (or similar) granted to, or owned by, Power or any Subsidiary of Power.

“Proceeding” means any actual claim (including a claim of a violation of applicable Law, including Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, disposing or allowing the escape or migration of any Hazardous Material into the indoor or outdoor environment.

“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials in the environment; (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the environment; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Country” means a country or territory which is the subject or target of (a) comprehensive U.S. sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine), (b) comprehensive Canadian sanctions (as of the date of this Agreement, Burma (Myanmar), Belarus, Iran, North Korea, Russia, Syria and the Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine), (c) country-wide Australian autonomous sanctions (as of the date of this Agreement, North Korea, Syria, Russia and the Crimea, Sevastopol, Donetsk and Luhansk regions of Ukraine), or (d) country-wide UN Security Council Sanctions (as of the date of this Agreement, North Korea).

“Sanctioned Person” means any Person that is the subject or target of sanctions or other targeted restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed on any applicable sanctions- or export-related restricted party list, including the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, OFAC’s Consolidated Sanctions List, the U.S. Department of Commerce’s Denied Persons, Entity or Unverified Lists, the Consolidated Canadian Autonomous Sanctions List, the UK Sanctions List, the Australian Department of Foreign Affairs and Trade Consolidated List, the UN Security Council Consolidated List or the European Union Consolidated List of Financial Sanctions Targets; (b) any Person located, organized, or ordinarily resided in a Sanctioned Country; or (c) any other Person that is targeted by a restriction under Sanctions Laws or Ex-Im Laws as a result of a relationship of ownership, control, or agency with any Person(s) described in the foregoing clauses (a) or (b).

“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), Australia, Canada, the United Kingdom, the United Nations Security Council, the European Union, any European Union Member State or any other relevant Governmental Entity of a member state of the Organization for Economic Cooperation and Development.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shock Ancillary Shareholder Matters” means each of (a) the issuance of Shock Ordinary Shares under the Closing Equity Raise, (b) consolidation of Shock Ordinary Shares after the Effective Time in accordance with section 254H of the Corporations Act pursuant to Section 6.6(b), and (c) a change of the name of Shock after the Effective Time pursuant to Section 6.6(b), in each case, as applicable.

“Shock Canadian Subsidiary” means a Subsidiary of Shock that is a resident of Canada or subject to Part I tax in Canada for purposes of the ITA.

“Shock Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Power or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Shock or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Shock’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership or economic ownership or interest by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Shock Ordinary Shares or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Shock Ordinary Shares entitled to vote on the election of directors, (c) any merger, scheme of arrangement, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Shock, or any of its Subsidiaries that generated 20% or more of Shock’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or (d) otherwise requiring Shock to abandon, or otherwise fail to proceed with, the Merger.

“Shock Easements” means the easements, right of ways, servitudes and other similar interests granted, to, or owned by, Shock or any Subsidiary of Shock.

“Shock Employee” means an individual who is employed as of the Closing Date by Shock or a Subsidiary thereof and who remains employed by Shock or any of its Subsidiaries after the Closing Date.

“Shock Equity Raise” means the issuance, following the date of this Agreement, of the Shock Equity Raise Shares for the aggregate consideration not to exceed AU$40,000,000 on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter.

“Shock Equity Raise Shares” means 1,250,000,000 Shock Ordinary Shares.

“Shock Extraordinary General Meeting” means the extraordinary general meeting of the shareholders of Shock to consider the Shock Shareholder Matters (including any postponement, adjournment or recess thereof).

“Shock Historical Financials” means (a) a copy of the audited financial statements of Shock including footnotes as of and for each of the fiscal years ended June 30, 2023 and June 30, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Regulation S-X under the Securities Act and (b) an audit report containing an unqualified opinion on such financial statements, and stating that such audit has been conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), from an independent auditor registered with the PCAOB and otherwise qualified to deliver an audit opinion on “issuer” financial statements, in each case, reasonably required to be included in the Registration Statement and/or the Proxy Statement.

“Shock Intervening Event” means a development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Shock Board prior to the execution of this Agreement that is material to Shock and its Subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following constitute a Shock Intervening Event: (a) the receipt, existence or terms of an actual or possible Shock Competing Proposal or Shock Superior Proposal, (b) any Effect relating to Power or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (c) any change, in and of itself, in the price or trading volume of Shock Ordinary Shares or shares of Power Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Shock or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (f) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, or (g) the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition).

“Shock Mining Rights” means the mining rights, permits, licenses, leases, claims or concessions (or similar) granted to, or owned by, Shock or any Subsidiary of Shock.

“Shock Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Shock or its Affiliates or with respect to which Shock or its Affiliates have any liability.

“Shock Share Issuance ASIC Relief or Requirements” means any approvals, clearances or relief required from ASIC, or filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, required to implement the Shock Share Issuance and in order to distribute the Issuing Document to Australian resident holders of Power Common Stock, including relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Corporations Act.

“Shock Shareholder Approval” means the approval of the Shock Shareholder Matters by the requisite vote of holders of the Shock Ordinary Shares in accordance with the applicable Law, ASX Listing Rules and the Organizational Documents of Shock.

“Shock Shareholder Matters” means each of: (a) the Shock Share Issuance, and (b) any other matter that requires approval by shareholders of Shock under the Corporations Act or the ASX Listing Rules in order to implement the Merger.

“Shock Subpart 1300 Reports” means technical report summaries under Subpart 1300 and/or Regulation S-K Item 601(b)(96) reasonably required to declare Shock reserves and resources in the Registration Statement and/or the Proxy Statement.

“Shock Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Power or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Shock or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute all or substantially all of the assets of Shock and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (b) all or substantially all of the outstanding Shock Ordinary Shares, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Shock Board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Shock’s shareholders than the Merger and the Closing Equity Raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal, and any adjustments or revisions to the terms of this Agreement offered by Power in response to such proposal or otherwise).

“Shock Termination Fee” means US$2,620,000.

“Shock Water Rights” means the water rights, permits, licenses, leases or concessions (or similar) granted to, or owned by, Shock or any Subsidiary of Shock.

“Subpart 1300” means Subpart 1300 of Regulation S-K under the Securities Act.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL or similar Law.

“Takeovers Panel” means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes, duties, levies, imposts, charges, fees or other assessments, in each case, in the nature of a tax of any kind, including income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, goods and services taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, whether disputed or not, including interest, penalties, and additions to tax imposed by any Governmental Entity with respect thereto.

“Threatened” means any demand or statement made in writing or any notice that has been given in writing that would lead a reasonable person to conclude that a Proceeding is a possible outcome of such demand, statement or notice.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Shock Share Issuance, and each other agreement to be executed and delivered in connection herewith and therewith (excluding, unless expressly indicated to the contrary herein, the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach,” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) will constitute a breach of this Agreement.

1.2        Terms Defined Elsewhere.  As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Adjusted Option Award	3.2(b)
Adjusted RSU Award	3.2(a)
ADR Facility	6.19
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Capitalization Date	4.2(a)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Equity Raise	Recitals
Closing Equity Raise Shares	Recitals
Code	Recitals
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(c)
Deposit Agreement	6.19
Designated Power Directors	2.6(a)
Designated Shock Directors	2.6(a)
DGCL	Recitals
Effect	Definition of “Material Adverse Effect”
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Excluded Shares	3.1(b)(iii)
Form 8-A	6.16(c)
Form F-6	6.16(c)
Indemnified Liabilities	6.10(a)

Definition	Section
Indemnified Persons	6.10(a)
Intended Tax Treatment	Recitals
Letter of Transmittal	3.3(b)(i)
Merger	2.1
Merger Consideration	3.1(b)(i)(B)
Merger Sub	Preamble
Merger Sub Board	Recitals
Notice of Shock Extraordinary General Meeting	6.6(b)
OFAC	Definition of “Sanctioned Person”
PCAOB	Definition of “Shock Historical Financials”
Power	Preamble
Power Affiliate	9.10
Power Alternative Acquisition Agreement	6.3(d)(iv)
Power Board	Recitals
Power Board Recommendation	4.3(a)
Power Budget	6.1(a)
Power Capital Stock	4.2(a)
Power Change of Recommendation	6.3(d)(vii)
Power Common Stock	3.1(b)(i)
Power Contracts	4.18(b)
Power Disclosure Letter	Article IV
Power Employee	6.9(a)
Power Environmental Permits	4.17(c)
Power Equity Awards	3.2(c)
Power Insurance Policies	4.19
Power Intellectual Property	4.14(a)
Power Invested Entity	4.2(e)
Power Leased Real Property	4.15(b)
Power Material Adverse Effect	4.1
Power Option Award	3.2(b)
Power Owned Real Property	4.15(a)
Power Permits	4.9(a)
Power Preferred Stock	4.2(a)
Power RSU Award	3.2(a)
Power SEC Documents	4.5(a)
Power Stockholders Meeting	4.4
Power Support Agreement	Recitals
Proxy Statement	4.4
Registration Statement	4.8
Shock	Preamble
Shock ADS Consideration	3.1(b)(i)(B)
Shock ADSs	Recitals
Shock Affiliate	9.10
Shock Alternative Acquisition Agreement	6.4(d)(iv)

Definition	Section
Shock ASIC Documents	5.5(a)
Shock Board	Recitals
Shock Board Recommendation	5.3(a)
Shock Budget	6.2(a)
Shock Change of Recommendation	6.4(d)(vii)
Shock Contracts	5.18(b)
Shock Disclosure Letter	Article V
Shock Environmental Permits	5.17(c)
Shock Equity Plans	5.2(a)
Shock Insurance Policies	5.19
Shock Intellectual Property	5.14(a)
Shock Invested Entity	5.2(e)
Shock Leased Real Property	5.15(b)
Shock Material Adverse Effect	5.1
Shock Ordinary Share Consideration	3.1(b)(i)(A)
Shock Ordinary Shares	Recitals
Shock Owned Real Property	5.15(a)
Shock Permits	5.9(a)
Shock Share Issuance	Recitals
Shock Shares	5.2(a)
Surviving Corporation	2.1
Tail Period	6.10(c)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
Transfer Taxes	8.3(f)

ARTICLE II
THE MERGER

2.1          The Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub will be merged with and into Power in accordance with the provisions of the DGCL (the “Merger”).  As a result of the Merger, the separate existence of Merger Sub shall cease and Power shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Power is sometimes referred to herein as the “Surviving Corporation”).

2.2         Closing.

(a)         The closing of the Merger (the “Closing”), shall take place no later than 4:00 p.m. (New York, New York time) on the date that is the fifth (5th) Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), provided that the immediately following day is a Business Day, or such other date and time as Shock and Power may agree in writing, provided that such date is a Business Day on which the Filing Office is open for submissions. The Closing shall be held at the offices of Baker Botts L.L.P. in New York, New York, or such other place as Shock and Power may agree in writing, or shall take place electronically by the mutual exchange of electronic (e.g., DocuSign or similar) or portable document format (.PDF) signatures.  For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)         As soon as practicable on the Closing Date after the Closing, a certificate of merger in the form set forth in Annex C prepared and executed in accordance with the relevant provisions of the DGCL effectuating the Merger (the “Certificate of Merger”) shall be filed with the Filing Office.  The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Filing Office, or at such later time as shall be agreed upon in writing by Shock and Power and specified in the Certificate of Merger (the “Effective Time”).

2.3         Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of Power and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Power and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4        Organizational Documents of the Surviving Corporation.  At the Effective Time, (i) the certificate of incorporation of Power in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, as provided therein or by applicable Law, and (ii) the bylaws of Power in effect immediately prior to the Effective Time shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation, until duly amended, as provided therein or by applicable Law.

2.5         Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.  Such directors and officers shall serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.6         Directors and Officers of Shock.

(a)        Prior to the Effective Time, the Parties shall take all actions as may be necessary to cause (i) the number of directors constituting the Shock Board as of the Effective Time to be eight (8), and (ii) the Shock Board as of the Effective Time to be composed of (A) four (4) individuals to be selected by Shock prior to the Effective Time (the “Designated Shock Directors”), one of whom shall be the then current Managing Director and Chief Executive Officer of Shock, and at least two (2) of whom shall be Independent and (B) four (4) individuals to be selected by Power prior to the Effective Time and each of whom shall be Independent (the “Designated Power Directors”). At the Effective Time, Shock shall cause the Shock Board to have separate nomination committee and remuneration committee.  Between the execution of this Agreement and the Effective Time, Shock and Power shall cooperate in good faith to agree on the composition and types of committees of the Shock Board at the Effective Time, it being agreed that Independent directors, who are appropriately qualified individuals with an understanding of Shock’s compliance requirements, will serve as the chairpersons of any committee of the Shock Board at the Effective Time.

(b)         At the Effective Time, (i) the then current Managing Director and Chief Executive Officer of Shock shall continue to serve as the Managing Director and Chief Executive Officer of Shock and (ii) the individual designated by Power prior to the Closing shall be the chairperson of the Shock Board.

(c)          If, before the Effective Time, any individual identified or appointed pursuant to this Section 2.6 is unable or unwilling to serve as a director or officer of Shock at the Effective Time, or has not provided a signed consent to act as a director of Shock, then a substitute director or officer shall be selected by the Party that had the applicable selection right pursuant to this Section 2.6, and (i) with respect to the Managing Director and Chief Executive Officer position, such Party will be Shock, and (ii) with respect to the chairperson of the Shock Board position, such Party will be Power.

(d)          After the Effective Time, Shock shall use its reasonable best efforts to cause each director of Shock (which, for the avoidance of doubt, shall include at that time the Designated Power Directors), subject to each director’s statutory and fiduciary duties, to: (i) recommend to the shareholders of Shock to vote in favor of all resolutions to elect or re-elect a director of Shock at the next annual general meeting of Shock held after the Closing Date; and (ii) vote, or cause to be voted, all Shock Ordinary Shares which he or she controls in favor of all resolutions to elect or re-elect a director of Shock at the next annual general meeting of Shock held after the Closing Date.

2.7         Trading Symbol. The Parties shall cooperate with each other to agree with respect to the Nasdaq ticker symbol of Shock, effective as of the Closing.

2.8        Headquarters. Immediately following the Effective Time, Shock shall (i) continue to have its registered office and global headquarters located in Brisbane, Australia and (ii) establish Shock’s North America headquarters in Belmont, North Carolina, United States.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF POWER
AND MERGER SUB; EXCHANGE

3.1        Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Shock, Merger Sub, Power, or any holder of any securities of Shock, Merger Sub or Power:

(a)        Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value US$0.0001 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.

(b)          Capital Stock of Power.

(i)         Subject to the other provisions of this Article III, each share of common stock, par value US$0.0001 per share, of Power, including any shares in respect of which a Power CDI has been issued (“Power Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Converted Shares) (collectively, the “Eligible Shares”, provided that, if a Power CDI has been issued with respect to an Eligible Share, references to holders of such Eligible Shares shall be the references to holders of the corresponding Power CDIs) shall be converted into the right to receive from Shock:

(A)          in the case of a Power CDI, a number of Shock Ordinary Shares equal to the product of (1) the fraction of a share of Power Common Stock then represented by such Power CDI and (2) the Exchange Ratio (the “Shock Ordinary Share Consideration”); or

(B)          in the case of an Eligible Share other than a Power CDI, a number of Shock ADSs representing the quotient of (1) the Exchange Ratio and (2) the number of Shock Ordinary Shares represented by one (1) Shock ADS (the “Shock ADS Consideration” and together with the Shock Ordinary Share Consideration, the “Merger Consideration”).

(ii)       All such Eligible Shares, when so converted pursuant to Section 3.1(b)(i), shall cease to be outstanding and shall automatically be canceled and cease to exist.  Each holder of a share of Power Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional Shock Ordinary Shares in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)        All shares of Power Common Stock held by Power as treasury shares or by Shock or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.  Each share of Power Common Stock that is owned by any direct or indirect Subsidiary of Power or Shock (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully paid and nonassessable Shock Ordinary Shares equal to the Exchange Ratio.

(c)          Impact of Stock Splits, Etc.  Without limiting the parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of Eligible Shares, or securities convertible or exchangeable into or exercisable for Eligible Shares or (ii) the number of Shock Ordinary Shares, or securities convertible or exchangeable into or exercisable for Shock Ordinary Shares (including options to purchase Shock Ordinary Shares), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).  Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2          Treatment of Equity Compensation Awards.

(a)          Power RSU Awards.  At the Effective Time, each then outstanding restricted stock unit award granted pursuant to the Power Stock Incentive Plan (a “Power RSU Award”) shall be converted automatically into a restricted stock unit award of Shock (each, an “Adjusted RSU Award”) comprising the number of Shock Ordinary Shares or Shock ADSs, as applicable, equal to the product of (i) the number of shares of Power Common Stock subject to such Power RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Except as set forth in Section 3.2(a) of the Power Disclosure Letter, the Merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Power RSU Awards or the Adjusted RSU Awards.  Except as provided in this Section 3.2(a), each Adjusted RSU Award shall have the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Power RSU Award immediately prior to the Effective Time (including vesting terms). Each Power RSU Award that is subject to performance-based vesting conditions shall, immediately prior to the Effective Time, become earned, if at all, based on the greater of (A) the level determined or certified by the Power Board, the Leadership and Compensation Committee of the Power Board or another committee designated by the Power Board, as applicable, based on the results achieved during the applicable performance period, which period shall be deemed to end on the latest practicable date prior to the Effective Time or (B) the target level, with the resulting Adjusted RSU Award, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the Effective Time. In the event that the holder of an Adjusted RSU Award is terminated by Shock without Cause or such holder resigns from Shock for Good Reason, in either case, upon or within twelve (12) months following the Closing Date, such Adjusted RSU Award shall automatically become fully vested upon such termination without Cause or resignation for Good Reason, as applicable. Shock may settle each Adjusted RSU Award in its discretion through an issuance of new Shock Ordinary Shares or Shock ADSs, a transfer of existing Shock Ordinary Shares or Shock ADSs from any Shock employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Shock Ordinary Shares or Shock ADSs held by any Shock employee share trust (or similar arrangement).

(b)        Power Option Awards.  At the Effective Time, each then outstanding option to purchase Power Common Stock granted pursuant to the Power Stock Incentive Plan (a “Power Option Award”) shall be converted automatically with an option (an “Adjusted Option Award”) to purchase the number of Shock Ordinary Shares (rounded up to the nearest whole number of Shock Ordinary Shares) equal to the product of (i) the number of shares of Power Common Stock subject to such Power Option Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as set forth in Section 3.2(b) of the Power Disclosure Letter, the Merger, will not in and of itself, constitute a single-trigger acceleration, vesting or payment event with respect to the Power Option Awards or the Adjusted Option Awards. Each Adjusted Option Award shall (x) have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Power Common Stock of such Power Option Award immediately prior to the Effective Time (or its equivalent in Australian Dollars based on US$ to AU$ exchange rate as reported by Bloomberg, L.P. at the Effective Time, as determined by Shock) by (B) the Exchange Ratio, and (y) except as provided in  this Section 3.2(b), be subject to the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Power Option Award immediately prior to the Effective Time (including the vesting terms). In the event that the holder of an Adjusted Option Award is terminated by Shock without Cause or such holder resigns from Shock for Good Reason, in either case, upon or within twelve (12) months following the Closing Date, such Adjusted Option Award shall automatically become fully vested upon such termination without Cause or resignation for Good Reason, as applicable. Shock may settle each Adjusted Option Award in its discretion through an issue of new Shock Ordinary Shares or Shock ADSs, a transfer of existing Shock Ordinary Shares or Shock ADSs from any Shock employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Shock Ordinary Shares or Shock ADSs held by any Shock employee share trust (or similar arrangement). The conversion of Power Option Awards into Adjusted Option Awards shall be effected in a manner consistent with the requirements of Section 424(a) of the Code and Section 409A of the Code, as applicable.

(c)         Administration.  Prior to the Effective Time, the Power Board or the Leadership and Compensation Committee of the Power Board and the Shock Board or the Nomination and Remuneration Committee of the Shock Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Power RSU Awards and the Power Option Awards (collectively, the “Power Equity Awards”) pursuant to the terms of this Section 3.2.  Prior to any such adoption, Power shall provide Shock with drafts of, and a reasonable opportunity to comment upon, all such resolutions, and shall consider any such comments in good faith. Promptly following the Effective Time, Shock shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Shock Ordinary Shares and Shock ADSs subject to the Adjusted RSU Awards and the Adjusted Option Awards, as required.

(d)         Assumption of the Power Stock Incentive Plan.  At the Effective Time, Shock will assume the Power Stock Incentive Plan.  Following the Effective Time, the Shock Board or a committee thereof will succeed to the authority and responsibility of the Power Board or any applicable committee thereof with respect to the administration of the Power Stock Incentive Plan.

3.3          Payment for Securities; Exchange.

(a)         Exchange Agent; Exchange Fund.  Prior to the Effective Time, Shock shall enter into, or cause Merger Sub to enter into, an agreement with Computershare Trust Company, N.A. (or its Affiliate), or another firm reasonably acceptable to Power and Shock, to act as agent for the holders of Eligible Shares (the “Exchange Agent”), to which such holders shall become entitled pursuant to this Article III.  On the Closing Date and prior to the Effective Time, Shock shall (i) deposit, or cause to be deposited, with the Depositary Bank or its nominee, for the benefit of holders of Eligible Shares entitled to receive the Shock ADS Consideration, a number of Shock Ordinary Shares constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the  Shock ADS Consideration pursuant to this Article III, (ii) deposit, or cause to be deposited, with, or as otherwise directed by, the Exchange Agent, for the benefit of the holders of Eligible Shares entitled to receive the Shock Ordinary Share Consideration, for distribution in accordance with this Article III through the Exchange Agent, a number of Shock Ordinary Shares constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the Shock Ordinary Share Consideration pursuant to this Article III, and (iii) cause the Depositary Bank to deposit with, or as otherwise directed by, the Exchange Agent, for the benefit of the  holders of Eligible Shares entitled to receive the Shock ADS Consideration, for distribution in accordance with this Article III through the Exchange Agent receipts (or uncertificated book-entries) representing the Shock ADSs constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the Shock ADS Consideration pursuant to this Article III.  Shock agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g).  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund to the holders of Eligible Shares (after taking into account all Eligible Shares then held by such holder).  Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose.  Any cash and Shock Ordinary Shares deposited with the Exchange Agent (including any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.”  Shock or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent and the Depositary Bank, in connection with the exchange of Eligible Shares pursuant to this Agreement.

(b)          Payment Procedures.

(i)         Certificates.  As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Shock shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration, which Letter of Transmittal and instructions shall be in a customary form and agreed to by Shock and Power prior to the Closing.  Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent or Shock, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Shock Ordinary Shares or Shock ADSs (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Shock Ordinary Shares or Shock ADSs that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Power Common Stock then held by such holder), and (B) a check or electronic funds transfer (as determined by Shock and the Exchange Agent) in the amount equal to the cash payable in lieu of any fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii)       Non-DTC Book-Entry Shares.  As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Shock shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC (other than the shares of Power Common Stock held by the CDI Depositary), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of Shock Ordinary Shares or Shock ADSs (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Shock Ordinary Shares or Shock ADSs that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Power Common Stock then held by such holder) and (C) a check or electronic funds transfer (as determined by Shock and the Exchange Agent) in the amount equal to the cash payable in lieu of any fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)       DTC Book-Entry Shares.  With respect to Book-Entry Shares held through DTC, Shock and Power shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional Shock Ordinary Shares, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)      Power CDIs. With respect to the Power CDIs representing Eligible Shares, Shock shall: (A) issue to the CDI Depositary the Shock Ordinary Share Consideration in consideration of the transfer or cancellation of Power Common Stock held by the CDI Depositary; (B) procure the CDI Depositary to then, in accordance with the ASX Settlement Rules, deliver such Shock Ordinary Shares in the amounts determined pursuant to Sections 3.1(b)(i)(A) and 3.3(h).

(v)         No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(vi)       With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Shock that such Taxes either have been paid or are not applicable.  With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Power as of the Effective Time.  Until surrendered as contemplated by this Section 3.3(b)(vi), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Power Common Stock, cash in lieu of any fractional Shock Ordinary Shares or Shock ADSs to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)        Termination of Rights.  All Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Power Common Stock.  At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Power Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Excluded Shares or Converted Shares), any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)         Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the former stockholders of Power on the 180th day after the Closing Date shall be delivered to Shock, upon demand, and any former common stockholders of Power who have not theretofore received the Merger Consideration, any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Shock Ordinary Shares to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Shock for payment of their claim for such amounts.

(e)        No Liability.  None of the Surviving Corporation, Shock, Merger Sub, the Exchange Agent or the Depositary Bank shall be liable to any holder of Power Common Stock for any amount of Merger Consideration, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Shock, free and clear of all claims or interest of any Person previously entitled thereto.

(f)         Lost, Stolen, or Destroyed Certificates.  If any Certificate (other than a Certificate evidencing Excluded Shares or Converted Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation and the Exchange Agent) and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Power Common Stock formerly represented by such Certificate, any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g)         Distributions with Respect to Unexchanged Shock Ordinary Shares.  No dividends or other distributions declared or made with respect to Shock Ordinary Shares or Shock ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole Shock Ordinary Shares or Shock ADSs that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional Shock Ordinary Shares or Shock ADSs shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3.  Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole Shock Ordinary Shares or Shock ADSs issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Shock Ordinary Shares or Shock ADSs and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a subsequent payment date with respect to such whole Shock Ordinary Shares or Shock ADSs.  For purposes of dividends or other distributions in respect of Shock Ordinary Shares, all whole Shock Ordinary Shares and Shock ADSs to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole Shock Ordinary Shares or Shock ADSs were issued and outstanding as of the Effective Time.

(h)         No Fractional Shock Ordinary Shares or Shock ADSs.  No certificates or scrip or shares representing fractional Shock Ordinary Shares or fractional Shock ADSs shall be issued upon the exchange of Eligible Shares.  Fractional Shock Ordinary Shares or fractional Shock ADSs otherwise issuable upon consummation of the Merger shall be rounded up to the nearest whole share. Any fractional Shock Ordinary Shares or fractional Shock ADSs otherwise issuable to the same holder of Eligible Shares shall be aggregated together first and prior to eliminating fractional shares.

(i)         Withholding.  Notwithstanding anything in this Agreement to the contrary, Shock, Power, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law.  To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Shock, Power, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding.

3.4          No Appraisal Rights.  In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF POWER

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Power to Shock and Merger Sub concurrently with the execution of this Agreement (the “Power Disclosure Letter”) and except as disclosed in the Power SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2022 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Power SEC Document filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Power represents and warrants to Shock and Merger Sub as follows:

4.1        Organization, Standing and Power.  Each of Power and its Subsidiaries is a corporation, company limited by shares, joint stock company, partnership or limited liability company duly organized, as the case may be, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Power’s Subsidiaries, where the failure to be so organized, validly existing, or to have such power, authority or, where relevant, standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Power and its Subsidiaries, taken as a whole (a “Power Material Adverse Effect”).  Each of Power and its Subsidiaries is duly qualified or licensed and, where relevant, in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  Power has, prior to the execution of this Agreement, made available to Shock complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Power, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to Shock, is in full force and effect, and neither Power nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2          Capital Structure.

(a)         As of the date of this Agreement, the authorized capital stock of Power consists of (i) 100,000,000 shares of Power Common Stock and (ii) 10,000,000 shares of preferred stock, par value US$0.0001 per share (“Power Preferred Stock” and, together with the Power Common Stock, the “Power Capital Stock”). At the close of business in Belmont, North Carolina, on November 15, 2024 (the “Capitalization Date”): (A) 19,437,632 shares of Power Common Stock (inclusive of shares of Power Common Stock represented by Power CDIs) were issued and outstanding, (B) 404,627,100 Power CDIs, representing 4,046,271 shares of Power Common Stock, were issued and outstanding, (C) no shares of Power Preferred Stock were issued and outstanding; (D) no shares of Power Common Stock were treasury stock; (E) 612,822 shares of Power Common Stock were reserved for issuance upon the exercise of outstanding Power Option Awards; (F) 527,443 shares of Power Common Stock were reserved for issuance upon the vesting of outstanding Power RSU Awards (assuming performance-based awards are achieved at target); and (G) 1,396,010 shares of Power Common Stock remained available for issuance pursuant to the Power Stock Incentive Plan.

(b)         All outstanding shares of Power Common Stock and Power CDIs have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights. As of the close of business in Belmont, North Carolina, on the Capitalization Date, except as set forth in Section 4.2(a), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Power or any of its Subsidiaries any Power Capital Stock or securities convertible into or exchangeable or exercisable for or valued by reference to Power Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof). Power is not a party to any “poison pill”, rights plan or similar anti-takeover instrument.

(c)         Except as set forth in Section 4.2(a), and except for changes since the Capitalization Date resulting from (x) the entry into Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter and Contracts with respect to the Closing Equity Raise and the issuance of the Power Equity Raise Shares in the Power Equity Raise, or (y) the exercise of Power Option Awards (and the issuance of shares thereunder) or vesting and settlement of Power RSU Awards, in each case, outstanding as of such date and set forth in Section 4.2(a) in accordance with their terms, there are outstanding: (A) no shares of Power Capital Stock, Voting Debt or other voting securities of Power, (B) no securities of Power or any Subsidiary of Power convertible into or exchangeable or exercisable for or valued by reference to shares of Power Capital Stock, Voting Debt or other voting securities of Power and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or other Contracts to which Power or any Subsidiary of Power is a party or by which it is bound in any case obligating Power or any Subsidiary of Power to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Power Capital Stock or any Voting Debt or other voting securities of Power or any of its Subsidiaries, or obligating Power or any Subsidiary of Power to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or other Contract or obligating Shock to issue additional Shock Ordinary Shares or Shock ADSs at the Effective Time pursuant to the terms of this Agreement. There are no dividends or distributions that have been declared by Power with respect to the Power Common Stock that have not been paid by Power. There are no stockholder agreements, voting trusts or other Contracts to which Power or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Power or any of its Subsidiaries.  No Subsidiary of Power owns any shares of Power Capital Stock.

(d)         Section 4.2(d) of the Power Disclosure Letter sets forth a complete and correct list of each Subsidiary of Power, including its outstanding equity interests and the owners thereof. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Power are owned by Power, or a direct or indirect wholly owned Subsidiary of Power, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable.

(e)        Section 4.2(e) of the Power Disclosure Letter sets forth a complete and correct list of each Person in which Power or any Subsidiary of Power holds any shares or other equity interests, other than any Subsidiary of Power (each, a “Power Invested Entity”), including the portion of the equity interests of such entities held by Power or the Subsidiaries of Power, and the respective jurisdiction of incorporation or organization of each Power Invested Entity. Power or a Subsidiary of Power, as set forth in Section 4.2(e) of the Power Disclosure Letter, owns, of record and beneficially, all shares and other equity interests in each such Person listed as owned by it in Section 4.2(e) of the Power Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as set forth in Section 4.2(e) of the Power Disclosure Letter, neither Power nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries, or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person. Power has made available to Shock complete and correct copies of the Organizational Documents of each Power Invested Entity and all stockholders’ or similar agreements with respect to each Power Invested Entity, each as amended prior to the execution of this Agreement and each Organizational Document and stockholders’ or similar agreement, as made available to Shock, is in full force and effect, and neither Power nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents or stockholders’ or similar agreement.

4.3          Authority; No Violations; Consents and Approvals.

(a)        Power has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Power and the consummation by Power of the Transactions have been duly authorized by all necessary corporate action on the part of Power, subject, only with respect to consummation of the Merger, to the Power Stockholder Approval.  This Agreement has been duly executed and delivered by Power and, assuming the due and valid execution of this Agreement by Shock and Merger Sub, constitutes a valid and binding obligation of Power enforceable against Power in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”).  The Power Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of, Power and holders of Power Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) resolved, subject to the provisions of this Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event), to recommend that the holders of Power Common Stock vote in favor of the adoption and approval of this Agreement (such recommendation described in this clause (iii), the “Power Board Recommendation”).  The Power Stockholder Approval is the only vote of the holders of any class or series of the Power Capital Stock necessary to adopt and approve this Agreement and approve the Transactions.

(b)         Except as set forth in Section 4.3(b) of the Power Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Power (assuming that the Power Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Power or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other Contract, Organizational Documents of any Power Invested Entity, Power Permit, franchise or license to which Power or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Power Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Power or any of its Subsidiaries or any of their respective properties or assets or (iv) result in the creation of any Encumbrance on any of the assets or property of Power or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  Power is not party to any Contract that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Power Board.

4.4       Consents.  No Consent from any Governmental Entity is required to be obtained or made by Power or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Power or the consummation by Power of the Transactions, except for: (a) the filing of a premerger notification report by Power under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the stockholders of Power to consider the adoption and approval of this Agreement (including any postponement, adjournment or recess thereof, the “Power Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act as may be required in connection with this Agreement and the Transactions; (c) compliance with applicable requirements of ASIC and ASX, as may be required in connection with this Agreement and the Transactions, (d) the filing of the Certificate of Merger with the Filing Office; (e) filings with Nasdaq; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

4.5          SEC Documents; Financial Statements.

(a)          Since December 31, 2022 (the “Applicable Date”), Power has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Power SEC Documents”).  As of their respective dates, each of the Power SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Power SEC Documents. None of the Power SEC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither Power nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Power from the SEC with respect to any of the Power SEC Documents; and (iii) to the knowledge of Power, none of the Power SEC Documents is the subject of ongoing SEC review or investigation. None of Power’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b)         The financial statements of Power included (or incorporated by reference) in the Power SEC Documents, including all notes and schedules thereto, complied, or, in the case of Power SEC Documents filed after the date of this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Power SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of Power and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of Power and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).

(c)       Since the Applicable Date, to the knowledge of Power, Power has complied in all material respects with its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and, other than for the Transactions, it is not currently relying on the carve-out in ASX Listing Rule 3.1A to withhold any material information from public disclosure, and during the past twenty-four (24) months, Power has not been the subject of a continuous disclosure review by ASIC.

(d)        The shares of Power Common Stock are listed and quoted for trading on Nasdaq and Power has not taken any action which would reasonably be expected to result in the delisting or suspension of the shares of Power Common Stock on or from Nasdaq and Power is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the rules and policies of Nasdaq to which the listing and quotation for trading of the shares of Power Common Stock is subject.  The Power CDIs are listed and quoted for trading on ASX and Power has not taken any action which would reasonably be expected to result in the delisting or suspension of the Power CDIs on or from the ASX and Power is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the ASX Listing Rules to which the listing and quotation for trading of the Power CDIs is subject.

(e)          Power has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15(e) and (f) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) in providing reasonable assurance that material information relating to Power, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Power by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed in any Power SEC Documents is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Power’s financial reporting and the preparation of Power financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Power or its Subsidiaries, (ii) is not, and since the Applicable Date there has not been, to the knowledge of Power, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in internal control of Power or its Subsidiaries and (iii) is not, and since the Applicable Date there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Power (as defined in Rule 3b-7 under the Exchange Act) or director of Power or any of its Subsidiaries.

4.6          Absence of Certain Changes or Events.

(a)          Since June 30, 2024, there has not been any Power Material Adverse Effect or any Effect that, individually or in the aggregate, would reasonably be expected to have a Power Material Adverse Effect.

(b)          From June 30, 2024 through the date of this Agreement:

(i)          except for the entry into Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter and the issuance of the Power Equity Raise Shares in the Power Equity Raise, Power and its Subsidiaries have conducted their business in the Ordinary Course in all material respects; and

(ii)        there has not been any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Power or any of its Subsidiaries, whether or not covered by insurance, that, individually or in the aggregate, has had or would reasonably be expected to have a Power Material Adverse Effect.

4.7          No Undisclosed Material Liabilities.  There are no known liabilities of Power or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, other than: (a) liabilities adequately provided for on the balance sheet of Power dated as of June 30, 2024 (including the notes thereto) contained in Power’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2024; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(ix) and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Neither Power nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Power and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Power or any of its Subsidiaries, in Power’s consolidated financial statements or the Power SEC Documents.

4.8         Information Supplied.  None of the information supplied or to be supplied by Power for inclusion or incorporation by reference in (a) the registration statement on Form F-4 to be filed with the SEC by Shock pursuant to which Shock Ordinary Shares and Shock ADSs issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Proxy Statement will, at the date it is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the ASX announcement to be released by Shock or Power to the ASX in respect of the Merger and/or the Closing Equity Raise, the investor presentation to be released by Shock and Power to the ASX in respect of the Transactions (including the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise), the Notice of Shock Extraordinary General Meeting, each Australian Disclosure Document, or any other document filed with the ASX or ASIC in connection with the Transactions or this Agreement, will not, on the date such ASX announcement, investor presentation or the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or, with respect to any Australian Disclosure Document, at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant ASX announcement, investor presentation, Notice of Shock Extraordinary General Meeting or Australian Disclosure Document, as the case may be. Subject to the accuracy of the representations and warranties in the first sentence of Section 5.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Power with respect to statements made therein based on information supplied by Shock, Merger Sub or any third parties specifically for inclusion or incorporation by reference therein.

4.9          Power Permits; Compliance with Applicable Law.

(a)        Power and its Subsidiaries hold and at all times since the Applicable Date have held all material Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Power Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  All Power Permits are in full force and effect and no suspension or cancellation of any of the Power Permits is pending or, to the knowledge of Power, Threatened, and Power and its Subsidiaries are in compliance with the terms of the Power Permits, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(b)          The businesses of Power and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  To the knowledge of Power, no investigation or review by any Governmental Entity with respect to Power or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

4.10        Compensation; Benefits.

(a)        True, correct and complete copies of each of the material Power Plans (or, in the case of any Power Plan not in writing, a written description of the material terms thereof) and related Contracts, including administrative service agreements and group insurance Contracts, trust documents, and most recently received Internal Revenue Service favorable determination letter or opinion letter, as applicable, have been furnished or made available to Shock or its Representatives, along with the most recent report filed on Form 5500 and summary plan description and any summary of material modifications required under ERISA with respect to each Power Plan, and all material non-routine correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.

(b)         Each Power Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(c)         There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Power, Threatened against, Power or any of its Subsidiaries, or any fiduciary of any of the Power Plans, with respect to any Power Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Power Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(d)          All material contributions required to be made by Power to the Power Plans pursuant to their terms have been timely made.

(e)          There are no material unfunded benefit obligations that have not been properly accrued for in Power’s financial statements, and all material contributions or other amounts payable by Power or any of its Subsidiaries with respect to each Power Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(f)         Each ERISA Plan of Power and its Subsidiaries that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Power, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Power Plan.  With respect to any ERISA Plan, neither Power nor any of its Subsidiaries has engaged in a transaction in connection with which Power or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax or penalty imposed pursuant to Section 4975, 4976 or 4980H of the Code in a material amount.

(g)         None of Power or any member of its Aggregated Group contributes to or has ever had an obligation to contribute to, and no Power Plan is, (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)         Except as required by applicable Law, no Power Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Power or any of its Subsidiaries has any obligation to provide such benefits.

(i)          Except as set forth in Section 4.10(i) of the Power Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Power Employee to severance pay or benefits or to any increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Power Employee, (iii) directly or indirectly cause Power to transfer or set aside any material amount of assets to fund any material benefits under any Power Plan, (iv) otherwise give rise to any material liability under any Power Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Power Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(j)          Neither Power nor any Subsidiary has any obligation to provide, and no Power Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)         No Power Plan is maintained outside the jurisdiction of the United States or covers any Power Employees who reside or work outside of the United States.

4.11        Labor Matters.

(a)         From January 1, 2022 to the present, neither Power nor any of its Subsidiaries has been a party to any collective bargaining agreement or other Contract with any labor union nor have they been subject to an accreditation, certification or bargaining certificate issued by applicable labor relations authorities. As of the date of this Agreement, to the knowledge of Power, there is no pending union representation petition involving employees of Power or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)         From January 1, 2022 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of Power or any of its Subsidiaries, a collective bargaining agreement, or other Contract with any labor union or any bargaining certificate or certification, nor has there been any other material labor-related grievance Proceeding against Power or any of its Subsidiaries pending, or, to the knowledge of Power, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(c)         From January 1, 2022 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of Power, Threatened, against or involving Power or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(d)         Power and its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment, employment standards, occupational health and safety and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of Power, Threatened against Power or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship other than such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  Since January 1, 2021, neither Power nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to Power or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Power and its Subsidiaries have classified, in all material respects, all employees or independent contractors correctly as such under applicable Laws, and all employees, in all material respects, are classified as eligible or non-eligible for overtime, as applicable.

(e)         From January 1, 2021 to the present, (i) there has been no allegations of sexual harassment or sexual assault made against any current or former officer or director of Power or any of its Subsidiaries, nor, to the knowledge of Power, is any Threatened; and (ii) neither Power nor any of its Subsidiaries have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or, sexual assault, or sexual misconduct by any current or former officer or director of Power or any of its Subsidiaries.

(f)          Neither Power nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.

4.12        Taxes.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect:

(i)          (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by Power or any of its Subsidiaries have been filed with the appropriate Governmental Entity, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by Power or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Power SEC Documents) have been paid in full;

(ii)         Power and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, deduction, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party, including all Canada pension contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable to the appropriate Governmental Entity within the time required under applicable Laws;

(iii)      each of Power and its Subsidiaries has collected all amounts on account of sales, value added or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by law to be remitted by it;

(iv)        there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Power or any of its Subsidiaries;

(v)          (A) there is no outstanding claim, assessment or deficiency against Power or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Power, Threatened in writing regarding any Taxes or Tax Returns of Power or any of its Subsidiaries;

(vi)        all transactions and instruments for which Power or any of its Subsidiaries is the person statutorily liable to pay any applicable stamp duty (or has agreed to pay any applicable stamp duty) have been lodged with the appropriate Governmental Entity, are stamped, and are not insufficiently stamped; the applicable stamp duty has been paid; and there is no requirement to upstamp on the account of an interim assessment;

(vii)      no event has occurred, or will occur as a result of any transaction or other action contemplated by this Agreement (including the entry into and consummation of the transactions contemplated by this Agreement) that may result in stamp duty becoming payable by Power or any of its Subsidiaries in respect of a corporate reconstruction exemption (or a similar exemption or concession) from stamp duty that has been granted by a Governmental Entity;

(viii)      (A) neither Power nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including, for the avoidance of doubt (I) a Contract or arrangement solely between or among Power and/or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial Contract entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial Contracts)) and (B) neither Power nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Power or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Power or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(ix)        in the past six (6) years, no written claim has been made by any Governmental Entity in a jurisdiction where Power or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction other than any such claims that have been fully resolved or  that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(x)      there are no Encumbrances for Taxes on any of the assets of Power or any of its Subsidiaries, except for Permitted Encumbrances;

(xi)       neither Power nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a Taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) occurring or existing on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;

(xii)       neither Power nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of an election made pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law);

(xiii)    all transactions entered into between or among Power and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance with applicable U.S. and non-U.S. transfer pricing Laws;

(xiv)     neither Power nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(xv)      to the knowledge of Power, none of the Power Canadian Subsidiaries has ever had an obligation to file information return pursuant to sections 237.3 and 237.4 of the ITA, or any provisions under book X.2 of Part I of the Taxation Act (Québec);

(xvi)     as of the Closing Date, the shares of Power Capital Stock are not regarded as “indirect Australian real property interests” as defined in Division 855 of the Income Tax Assessment Act 1997;

(xvii)     the transferred losses disclosed in the Australian income Tax Returns of Piedmont Lithium Pty Ltd satisfied the loss transfer tests under Australian Tax Law at the time of the transfer and were eligible to be transferred into the Piedmont Lithium Pty Ltd Tax consolidated group;

(xviii)    the share capital account of Piedmont Lithium Pty Ltd has not been tainted under Australian Tax Law;

(xix)     None of the Power Canadian Subsidiaries has claimed an amount for a tax credit, refund, rebate, overpayment or similar adjustment of Taxes to which it is not entitled, and it has retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts;

(xx)       There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to any of the Power Canadian Subsidiaries of sections 17, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;

(xxi)      None of the Power Canadian Subsidiaries has incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with such Power Canadian Subsidiary the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in such Power Canadian Subsidiary’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada; and

(xxii)     Piedmont Lithium Pty Ltd has never been a member of any “GST group” as defined in Division 48 of the A New Tax System (Goods and Services Tax) Act 1999.

(b)         Neither Power nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) during the two-year period ending on the date of this Agreement.

(c)         Except as set forth in Section 4.12(c) of the Power Disclosure Letter, neither Power nor any of its Subsidiaries is aware of the existence of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.13       Litigation.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Power, Threatened against Power or any of its Subsidiaries or any of their properties or assets (including Power Mining Rights, Power Easements or Power Water Rights) or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against Power or any of its Subsidiaries.

4.14        Intellectual Property.

(a)         Power and its Subsidiaries own the Intellectual Property used in or necessary for the operation of the businesses of each of Power and its Subsidiaries as presently conducted and owned by Power and its Subsidiaries (collectively, the “Power Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  To the knowledge of Power, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all of the registrations, issuances and applications included in the Power Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.

(b)         To the knowledge of Power, the operation of the business of each of Power and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  Neither Power nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the date of this Agreement that Power or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(c)         Except as set forth in Section 4.16(c) of the Power Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) the businesses of Power and each Subsidiary of Power are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security and (ii) Power and the Subsidiaries of Power have taken commercially reasonable efforts to (x) maintain and protect all Power Intellectual Property and the integrity and security of Power’s and its Subsidiaries’ IT Assets, including data stored or contained therein and, (y) during the three-year period prior to the date of this Agreement, to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Power or its Subsidiaries during the three-year period prior to the date of this Agreement, and (iii) there has been no breach of, unauthorized access to, or unauthorized use of, any IT Assets, and no unauthorized access to, unauthorized use of, theft or loss of Personal Information, trade secrets or other confidential information owned or held for use by Power or its Subsidiaries.

(d)        Power and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Power and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(e)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, the IT Assets owned, used, or held for use by Power or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Power and its Subsidiaries; and (ii) to the knowledge of Power, as of the date hereof, are free from any malicious code.

4.15        Real Property.

(a)       With respect to the real property owned by Power or any of its Subsidiaries (such property collectively, the “Power Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, either Power or its Subsidiary has good and marketable fee simple title to such Power Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  Neither Power nor any of its Subsidiaries has received notice of any current or pending, and to the knowledge of Power there is no Threatened, condemnation proceeding with respect to any Power Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  There are no outstanding options, rights of first offer or rights of first refusal to purchase the Power Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(b)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) each material lease, sublease and other Contract under which Power or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Power Leased Real Property”), is valid, binding and in full force and effect, subject to the Creditors’ Rights and (ii) no uncured default of a material nature on the part of Power or, if applicable, its Subsidiary or, to the knowledge of Power, the landlord thereunder exists with respect to any Power Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, Power and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other Contract applicable thereto, the Power Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.

(c)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Power Owned Real Property and the Power Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.

(d)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, the Power Owned Real Property, the Power Leased Real Property, the Power Permits, the Power Easements, and the Power Water Rights constitute all of the surface rights that are required by Power or its Subsidiaries to conduct operations with respect to the Power Mining Rights as currently conducted.

4.16        Mining.

(a)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) the Power Mining Rights, the Power Easements and the Power Water Rights (A) have been duly filed and registered with the respective registry in all material respects, (B) have, to Power’s knowledge, been validly granted to and registered in the name of, or for the benefit of, Power or a Subsidiary of Power, (C) are owned by, or registered to, Power or a Subsidiary of Power with good and valid title thereto, and (D) are in full force and effect, and (ii) during the three (3) year period prior to the date of this Agreement, neither Power nor any of its Subsidiaries has received any written notice from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of Power or its Subsidiaries in any of the Power Mining Rights, the Power Easements, or the Power Water Rights.

(b)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) all fees, rentals, expenditures and other amounts payable in respect of the Power Mining Rights, the Power Easements and the Power Water Rights have been paid in full, (ii) neither Power nor any Subsidiary of Power owes any payments or amounts to the surface landowners or registered proprietors of the land covered by the Power Easements and (iii) Power or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of the Power Mining Rights, the Power Easements and the Power Water Rights.

(c)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, no Person other than Power or its Subsidiary has any right, title or interest in, to or under the Power Mining Rights, the Power Easements or the Power Water Rights (including, for the avoidance of doubt, back-in rights, earn-in rights, rights of first refusal, or similar provisions or rights) or the production or profits therefrom and there are no Encumbrances thereon other than Permitted Encumbrances.

(d)        Neither Power nor any of its Subsidiaries has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Power Mining Rights, the Power Easements and the Power Water Rights.

(e)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all mines and mineral properties formerly owned by Power or any of its Subsidiaries which were abandoned by Power or any of its Subsidiaries were abandoned by Power or its Subsidiary in accordance with good mining industry practice and standards and in compliance with applicable Laws.

(f)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) all activities conducted with respect to the Power Mining Rights by Power or its Subsidiaries or, to the knowledge of Power, by any other Person appointed by Power, have been carried out in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and (ii) neither Power, nor, to the knowledge of Power, any other Person, has received any notice of any material breach of any such applicable Laws.

4.17       Environmental Matters.  Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect:

(a)         Power and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;

(b)        during the three (3) years preceding the date of this Agreement, (i) Power and its Subsidiaries have not been convicted of an offense, fined or otherwise sentenced for material non-compliance with any applicable Environmental Laws, and (ii) neither Power nor any of its Subsidiaries has received, or is aware of any conditions that may give rise to, any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person with a bona fide assertion that Power or any of its Subsidiaries is in violation of, or liable under, any applicable Environmental Laws;

(c)         Power and its Subsidiaries have obtained and are and for the three (3) years prior to the date of this Agreement have been in compliance with all material Permits required for the operations of Power and its Subsidiaries under applicable Environmental Laws (“Power Environmental Permits”);

(d)        all Power Environmental Permits are valid and in good standing, and except as disclosed in Section 4.17(d) of the Power Disclosure Letter, no Power Environmental Permit will become void or voidable as a result of the Closing, nor is the consent of any Person required to maintain such Power Environmental Permit in full force and effect notwithstanding the completion of the Merger;

(e)         Power and its Subsidiaries are not and for the three (3) years prior to the date of this Agreement have not been, subject to any pending or, to the knowledge of Power, Threatened Environmental Claims, and are not subject to any judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity in respect of any Environmental Claims. During the period beginning three (3) years prior to the date of this Agreement and ending on the date of this Agreement, neither Power nor any of its Subsidiaries (i) has received any written notice or communication from any Person asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by Power in the course of its operations (including from any offsite location where Hazardous Materials from Power’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling), and, to the knowledge of Power, there are no facts that could reasonably give rise to any such liability or obligation, and (ii) has been subject to any order or sanction with respect to the foregoing and, to the knowledge of Power, there are no facts that could reasonably give rise to any such order or sanction;

(f)          to the knowledge of Power, (i) no Hazardous Materials have been used, disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Laws, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any remedial or investigative obligation, corrective action requirement or liability under any Environmental Laws, in each case, on, at, under or from any current or former properties or facilities owned or operated by Power or any of its Subsidiaries or as a result of any operations or activities of Power or any of its Subsidiaries at any location and (ii) Hazardous Materials are not otherwise present at or about any such properties or facilities of Power or its Subsidiaries in amount or condition that has resulted in or would reasonably be expected to result in liability to Power or any of its Subsidiaries under any applicable Environmental Laws;

(g)      Power and each of its Subsidiaries are not aware of any polychlorinated byphenyls, asbestos, asbestos-containing materials, urea formaldehyde or underground storage tanks present in any current facilities owned or operated by Power or any of its Subsidiaries;

(h)         the financial assurance required for each of the assets of Power and its Subsidiaries has been posted or provided by, as applicable, Power and each of its Subsidiaries to a Governmental Entity as required by Environmental Laws;

(i)        Power and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any material liability of any other Person relating to any Environmental Laws or Hazardous Materials and, to the knowledge of Power, there are no known or reasonably anticipate environmental liabilities associated with the assets of Power and any of its Subsidiaries (excluding, in each case, any liabilities imposed or promulgated by any applicable Law or any Governmental Entity);

(j)          except as disclosed in Section 4.17(j) of the Power Disclosure Letter, (i) no representative of any local community or indigenous group with credibly asserted territorial rights recognized by under applicable Law over a substantive portion of any lands related to any of the projects of Power or its Subsidiaries has given Power or its Subsidiary a credible notice, written, oral or otherwise, of a requirement that payments or other material actions are owing or required as a condition to the continued occupation or use of any of Power’s or its Subsidiaries’ tenements or any exploration, development or mining operations thereon; (ii) Power and each of its Subsidiaries are not currently engaged or involved in any disputes, discussions or negotiations with any local community or indigenous group with credibly asserted territorial rights recognized under applicable Law over a substantive portion of any lands related to any of the projects of Power or its Subsidiaries or Governmental Entity in relation to credible treaty or aboriginal rights claims by such local community or indigenous group; and (iii) Power and each of its Subsidiaries are not a party to any arrangement or understanding with any such local community or indigenous group in relation to the environment or the development of communities in the vicinity of, or in connection with, their projects; and

(k)       Power has made available to Shock all material third-party environmental assessments that relate to the properties of Power or its Subsidiaries and that are in the possession or control of Power or its Subsidiaries.

 The representations and warranties in this Section 4.17 constitute Power’s sole and exclusive representations and warranties with respect to environmental matters, including representations and warranties with respect to Power Environmental Permits, Environmental Claims and compliance with or violation of Environmental Laws.

4.18       Material Contracts.

(a)         Section 4.18(a) of the Power Disclosure Letter, together with the lists of exhibits contained in the Power SEC Documents, sets forth a true and complete list (but excluding any Power Plan), as of the date of this Agreement, of:

(i)          each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)        each Contract or Organizational Document of Power, any of its Subsidiaries or any Power Invested Entity that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), or transfer any of its properties or assets to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);

(iii)        each note, debenture, other evidence of Indebtedness, credit or financing agreement or instrument or other Contract for money borrowed by Power or any of its Subsidiaries having an outstanding principal amount, in each case, in excess of US$10,000,000), other than a Permitted Encumbrance, or any such note, debenture or other evidence of indebtedness under which any Person (other than Power or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of Power or any of its Subsidiaries;

(iv)        each Contract for the acquisition or the disposition of any assets, properties or business divisions entered into by Power or any of its Subsidiaries involving consideration in an amount in excess of US$10,000,000, in each case, whether by merger, scheme of arrangement, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the Ordinary Course) occurring in the last two (2) years;

(v)      each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vi)        each joint venture Contract, partnership agreement, profit-sharing, or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Subsidiaries of Power) or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture;

(vii)      each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of Power or any of its Subsidiaries to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; (C) solicit customers; including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (D) to purchase or acquire an interest in any other Person;

(viii)      each Contract by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by Power and its Subsidiaries under such Contract or Contracts of at least US$5,000,000 per year or US$10,000,000 in the aggregate;

(ix)        each Contract that obligates Power and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of US$5,000,000;

(x)         each Contract that is between Power or any of its Subsidiaries and any directors, officers or employees of Power or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by, or triggered by the consummation of the Transactions;

(xi)      each Contract that obligates Power and its Subsidiaries to make any capital commitment or expenditure in excess of US$10,000,000 (including pursuant to any joint venture);

(xii)       each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which Power or any of its Subsidiaries has outstanding obligations (other than customary confidentiality obligations);

(xiii)      each Contract (other than those made in the Ordinary Course): (A) providing for the grant of any preferential rights to purchase or lease any tangible asset of Power or any of its Subsidiaries; or (B) providing for any exclusive right to sell or distribute any material product or service of Power or any of its Subsidiaries; and

(xiv)      each Contract under which Power or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of US$65,000.

(b)         Collectively, the Contracts set forth in Section 4.18(a) are herein referred to as the “Power Contracts.” A complete and correct copy of each of the Power Contracts has been made available to Shock.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, each Power Contract is legal, valid, binding and enforceable in accordance with its terms on Power and each of its Subsidiaries that is a party thereto and, to the knowledge of Power, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, neither Power nor any of its Subsidiaries is in breach or default under any Power Contract nor, to the knowledge of Power, is any other party to any such Power Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Power or its Subsidiaries, or, to the knowledge of Power, any other party thereto.  As of the date hereof, there are no disputes pending or, to the knowledge of Power, Threatened with respect to any Power Contract and neither Power nor any of its Subsidiaries has received any written notice of the intention of any other party to any Power Contract to terminate for default, convenience or otherwise, or otherwise disputing, any Power Contract, nor to the knowledge of Power, is any such party threatening to do so, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

4.19      Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, each of the material insurance policies held by Power or any of its Subsidiaries as of the date of this Agreement (collectively, the “Power Insurance Policies”) is in full force and effect on the date of this Agreement.  The Power Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Power and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and all premiums due thereunder have been paid, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Power Insurance Policy.

4.20      Opinion of Financial Advisor.  J.P. Morgan Securities LLC, Power’s financial advisor, has delivered to the Power Board its opinion (to be confirmed in writing), to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders (other than holders of Excluded Shares and Converted Shares) of the Power Common Stock. A copy of such opinion will be delivered promptly after the date of this Agreement to Shock for informational purposes only. Shock, on behalf of itself and its officers, directors and Affiliates, agrees and acknowledges that such written opinion is being furnished to Shock solely for informational purposes and none of Shock, its officers, directors and Affiliates may rely on such written opinion for any purpose.

4.21      Brokers.  Except for the fees and expenses payable to J.P. Morgan Securities LLC and Canaccord Genuity (Australia) Limited, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Power Equity Raise, the Closing Equity Raise and the transactions contemplated thereby based upon arrangements made by or on behalf of Power.

4.22       Anti-Corruption.

(a)         Neither Power nor any Subsidiary of Power, nor any director, officer or manager, nor, to the knowledge of Power, any employee, agent, representative or other person acting on behalf of Power, or any Subsidiary of Power has, since January 1, 2019 in connection with the business of Power or any Subsidiary of Power, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official, or to any person for the benefit of a Government Official in order to obtain or retain an advantage in the course of business, or for the purpose of inducing or influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of  any applicable Bribery Legislation.

(b)         Neither Power nor any Subsidiary of Power, nor any director, officer or manager or, to the knowledge of Power, any employee, agent, representative or other person acting on behalf of Power or any Subsidiary of Power has, since January 1, 2019, been subject to any actual, pending, or, to Power’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Power or any Subsidiary of Power of any Bribery Legislation.

(c)        Power and each Subsidiary of Power have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Power and each Subsidiary of Power in accordance with applicable accounting standards, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Power and each Subsidiary of Power are executed only in accordance with management’s general or specific authorization.

(d)         Power and each Subsidiary of Power have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the applicable Bribery Legislation and maintain such policies and procedures in force.

4.23       Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, to the knowledge of Power, neither Power nor any Subsidiary of Power, nor any director, officer or manager, employee or agent of Power or of any Subsidiary of Power, (a) is a Sanctioned Person or is acting, directly or indirectly, on behalf of a Sanctioned Person, (b) has, since January 1, 2019, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person, on behalf of a Sanctioned Person or in any Sanctioned Country on behalf of Power or any Subsidiary of Power in violation of applicable Sanctions Laws, (c) has, since January 1, 2019, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Power, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Power or any Subsidiary of Power of any applicable Sanctions Law.

4.24       Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, to the knowledge of Power, none of Power, nor any Subsidiary of Power, nor any director, officer, manager, employee or agent of Power or any Subsidiary of Power have, since January 1, 2019, committed any violation of Ex-Im Laws.

4.25     Takeover Laws.  The approval of the Power Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in Power’s Organizational Documents that is applicable to Power, the shares of Power Common Stock or the Transactions.

4.26        No Additional Representations.

(a)         Except for the representations and warranties made in this Article IV, neither Power nor any other Person makes any express or implied representation or warranty with respect to Power or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Power hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Power nor any other Person makes or has made any representation or warranty to Shock, Merger Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Power or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Power in this Article IV, any oral or written information presented to Shock or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Power, the negotiation of this Agreement or in the course of the Transactions.  Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Shock’s or Merger Sub’s remedies with respect to fraud arising from or relating to the express representations and warranties made by Power in this Article IV.

(b)         Notwithstanding anything contained in this Agreement to the contrary, Power acknowledges and agrees that none of Shock, Merger Sub or any other Person has made or is making any representations or warranties relating to Shock or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Shock and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Shock furnished or made available to Power or any of its Representatives and that Power has not relied on any such other representation or warranty not set forth in this Agreement.  Without limiting the generality of the foregoing, Power acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Power or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SHOCK AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Shock and Merger Sub to Power concurrently with the execution of this Agreement (the “Shock Disclosure Letter”) and except as disclosed in the Shock ASIC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) lodged or filed with ASIC and publicly available on the ASX or ASIC website since December 31, 2022 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Shock ASIC Document lodged or filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Shock and Merger Sub jointly and severally represent and warrant to Power as follows:

5.1       Organization, Standing and Power.  Each of Shock and its Subsidiaries is a corporation, company limited by shares, joint stock company, partnership or limited liability company duly organized, as the case may be, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Shock’s Subsidiaries, where the failure to be so organized, validly existing, or to have such power, authority or, where relevant, standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Shock and its Subsidiaries, taken as a whole (a “Shock Material Adverse Effect”).  Each of Shock and its Subsidiaries is duly qualified or licensed and, where relevant, in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  Shock has, prior to the execution of this Agreement, made available to Power complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Shock, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to Power, is in full force and effect, and neither Shock nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

5.2          Capital Structure.

(a)         At the close of business in Brisbane, Australia, on the Capitalization Date: (A) 10,293,296,014 Shock Ordinary Shares were issued and outstanding, (B) no preference shares of Shock (together with Shock Ordinary Shares, “Shock Shares”) were issued and outstanding; (C) options to purchase 2,234,482  Shock Ordinary Shares were issued and outstanding; (D) no Shock performance rights were issued and outstanding; and (E) no Shock Ordinary Shares remained available for issuance pursuant to Shock’s Employee Share & Option Plan, as amended from time to time, and prior plans (the “Shock Equity Plans”).

(b)         All outstanding Shock Ordinary Shares have been duly authorized and are validly issued, fully paid and are not subject to preemptive rights.  The Shock Ordinary Shares to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.  The Shock Ordinary Shares to be issued in the Shock Share Issuance, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts.  As of the close of business in Brisbane, Australia, on the Capitalization Date, except as set forth in Section 5.2(a), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Shock or any of its Subsidiaries any Shock Shares or securities convertible into or exchangeable or exercisable for or valued by reference to Shock Shares (and the exercise, conversion, purchase, exchange or other similar price thereof).

(c)         Except as set forth in Section 5.2(a) or in Section 5.2(c) of the Shock Disclosure Letter, and except for changes since the Capitalization Date resulting from (x) the entry into Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter and Contracts with respect to the Closing Equity Raise, the issuance of the Shock Equity Raise Shares in the Shock Equity Raise and the reservation of the Closing Equity Raise Shares for the purposes of the Closing Equity Raise, or (y) the exercise of Shock’s share options (and the issuance of shares thereunder) or vesting and settlement of Shock’s performance rights, in each case, outstanding as of such date and set forth in Section 5.2(a) in accordance with their terms, there are outstanding: (A) no Shock Shares, Voting Debt or other voting securities of Shock; (B) no securities of Shock or any Subsidiary of Shock convertible into or exchangeable or exercisable for or valued by reference to Shock Shares, Voting Debt or other voting securities of Shock; and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or other Contracts to which Shock or any Subsidiary of Shock is a party or by which it is bound in any case obligating Shock or any Subsidiary of Shock to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Shock Shares or any Voting Debt or other voting securities of Shock, or obligating Shock or any Subsidiary of Shock to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or other Contract.  There are no dividends or distributions that have been declared by Shock with respect to the Shock Ordinary Shares that have not been paid by Shock.  There are no stockholder agreements, voting trusts or other Contracts to which Shock or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Shock or any of its Subsidiaries.  No Subsidiary of Shock owns any Shock Shares.  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value US$0.0001 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Shock.

(d)         Section 5.2(d) of the Shock Disclosure Letter sets forth a complete and correct list of each Subsidiary of Shock, including its outstanding equity interests and the owners thereof. Except as set forth in Section 5.2(d) of the Shock Disclosure Letter, all outstanding shares of capital stock or other equity interests of the Subsidiaries of Shock are owned by Shock, or a direct or indirect wholly owned Subsidiary of Shock, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable.

(e)         Section 5.2(e) of the Shock Disclosure Letter sets forth a complete and correct list of each Person in which Shock or any Subsidiary of Shock holds any shares or other equity interests, other than any Subsidiary of Shock (each, a “Shock Invested Entity”), including the portion of the equity interests of such entities held by Shock or the Subsidiaries of Shock, and the respective jurisdiction of incorporation or organization of each Shock Invested Entity. Shock or a Subsidiary of Shock, as set forth in Section 5.2(e) of the Shock Disclosure Letter, owns, of record and beneficially, all shares and other equity interests in each such Person listed as owned by it in Section 4.2(e) of the Shock Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as set forth in Section 5.2(e) of the Shock Disclosure Letter, neither Shock nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries, or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person. Shock has made available to Power complete and correct copies of the Organizational Documents of each Shock Invested Entity and all stockholders’ or similar agreements with respect to each Shock Invested Entity, each as amended prior to the execution of this Agreement and each Organizational Document and stockholders’ or similar agreement, as made available to Power, is in full force and effect, and neither Shock nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents or stockholders’ or similar agreement.

5.3         Authority; No Violations; Consents and Approvals.

(a)         Each of Shock and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Shock and Merger Sub and the consummation by Shock and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Shock and (subject only to the approval of this Agreement by Shock as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement) Merger Sub. This Agreement has been duly executed and delivered by each of Shock and Merger Sub, and, assuming the due and valid execution of this Agreement by Power, constitutes a valid and binding obligation of each of Shock and Merger Sub enforceable against Shock and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights.  The Shock Board, at a meeting duly called and held, has by unanimous vote (i) approved this Agreement and the Transactions, including the Merger, the Shock Share Issuance and the Closing Equity Raise, and (ii) resolved, subject to the provisions of this Agreement (including those relating to a Shock Change of Recommendation, a Shock Superior Proposal or a Shock Intervening Event), to recommend that the holders of Shock Ordinary Shares vote in favor of the approval of the Shock Shareholder Matters (such recommendation described in clause (ii), the “Shock Board Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger.  Shock, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt and approve this Agreement in its capacity as sole stockholder of Merger Sub.  The Shock Shareholder Approval is the only vote of the holders of any class of the Shock Shares necessary to approve the Shock Share Issuance.

(b)         Except as set forth in Section 5.3(b) of the Shock Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Shock or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Shock or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other Contract, Organizational Documents of any Shock Invested Entity, Shock Permit, franchise or license to which Shock or any of its Subsidiaries is a party or by which Shock, Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Shock or any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the creation of any Encumbrance on any of the assets or property of Shock or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Except for this Agreement, Shock is not party to any Contract that does, would or would reasonably be expected to, entitle any Person to appoint one or more directors to the Shock Board.

5.4         Consents.  No Consent from any Governmental Entity is required to be obtained or made by Shock or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Shock and Merger Sub or the consummation by Shock and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Shock under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of the Registration Statement, (c) compliance with applicable requirements of ASIC and ASX, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificate of Merger with the Filing Office; (e) filings with Nasdaq or under the Exchange Act; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

5.5          ASIC Documents; Financial Statements.

(a)         Since the Applicable Date, Shock has lodged or filed with ASIC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be lodged or filed under the Corporations Act and ASIC rules (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Shock ASIC Documents”).  As of their respective dates, each of the Shock ASIC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Corporations Act and the ASIC rules applicable to such Shock ASIC Documents. None of the Shock ASIC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if lodged or filed with ASIC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither Shock nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Shock from ASIC or the ASX with respect to any of the Shock ASIC Documents; and (iii) to the knowledge of Shock, none of the Shock ASIC Documents is the subject of ongoing ASIC review or investigation. None of Shock’s Subsidiaries is required to file periodic reports with ASIC pursuant to the Corporations Act and the ASIC rules.

(b)       The financial statements of Shock included (or incorporated by reference) in the Shock ASIC Documents, including all notes and schedules thereto, complied, or, in the case of Shock ASIC Documents filed after the date of this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules of ASIC with respect thereto, were, or, in the case of Shock ASIC Documents filed after the date of this Agreement, will be, prepared in accordance with AAS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects in accordance with applicable requirements of AAS (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of Shock and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of Shock and its consolidated Subsidiaries, for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).

(c)       Since the Applicable Date, to the knowledge of Shock, Shock has complied in all material respects with its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and, other than for the Transactions, it is not currently relying on the carve-out in ASX Listing Rule 3.1A to withhold any material information from public disclosure, and during the past twenty-four (24) months, Shock has not been the subject of a continuous disclosure review by ASIC.

(d)         The Shock Ordinary Shares are listed and quoted for trading on ASX and Shock has not taken any action which would reasonably be expected to result in the delisting or suspension of the Shock Ordinary Shares on or from the ASX and Shock is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the ASX Listing Rules to which the listing and quotation for trading the Shock Ordinary Shares is subject.

(e)         Shock has implemented and maintains a system of internal control over financial reporting sufficient to provide reasonable assurance that all information required to be disclosed by Shock in the Shock ASIC Documents is recorded, processed, summarized and reported within the time periods specified in the Corporations Act and the ASX Listing Rules and is communicated to Shock’s management as appropriate to allow timely decisions regarding required disclosure. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Shock or its Subsidiaries, and (ii) is not, and since the Applicable Date there has not been, to the knowledge of Shock, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in internal control of Shock or its Subsidiaries.

5.6         Absence of Certain Changes or Events.

(a)        Since June 30, 2024, there has not been any Shock Material Adverse Effect or any Effect that, individually or in the aggregate, would reasonably be expected to have a Shock Material Adverse Effect.

(b)          From June 30, 2024 through the date of this Agreement:

(i)         except for the entry into Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter and Contracts with respect to the Closing Equity Raise and the issuance of the Shock Equity Raise Shares in the Shock Equity Raise, Shock and its Subsidiaries have conducted their business in the Ordinary Course in all material respects; and

(ii)         there has not been any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Shock or any of its Subsidiaries, whether or not covered by insurance, that, individually or in the aggregate, has had or would reasonably be expected to have a Shock Material Adverse Effect.

5.7         No Undisclosed Material Liabilities.  There are no known liabilities of Shock or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with AAS, other than: (a) liabilities adequately provided for on the consolidated statement of financial position of Shock dated as of June 30, 2024 (including the notes thereto) contained in Shock’s financial report for the year ended June 30, 2024 filed with ASX; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.2(b)(ix) and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Neither Shock nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Shock and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as such term is understood under AAS), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Shock or any of its Subsidiaries, in Shock’s consolidated financial statements or the Shock ASIC Documents.

5.8       Information Supplied.  None of the information supplied or to be supplied by Shock for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading,  (b) the Proxy Statement will, at the date it is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the ASX announcement to be released by Shock or Power to the ASX in respect of the Merger and/or the Closing Equity Raise, the investor presentation to be released by Shock and Power to the ASX in respect of the Transactions (including the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise), the Notice of Shock Extraordinary General Meeting, each Australian Disclosure Document, or any other document filed with the ASX or ASIC in connection with the Transactions or this Agreement, will not, on the date such ASX announcement, investor presentation, or the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or, with respect to any Australian Disclosure Document, at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant ASX announcement, investor presentation, Notice of Shock Extraordinary General Meeting or Australian Disclosure Document, as the case may be. Subject to the accuracy of the representations and warranties in the first sentence of Section 4.8, the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder, and each Australian Disclosure Document will comply as to form in all material respects with the Corporations Act and the ASX Listing Rules; provided, however, that no representation is made by Shock with respect to statements made therein based on information supplied by Power or any third parties specifically for inclusion or incorporation by reference therein.

5.9          Shock Permits; Compliance with Applicable Law.

(a)         Shock and its Subsidiaries hold and at all times since the Applicable Date have held all material Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Shock Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  All Shock Permits are in full force and effect and no suspension or cancellation of any of the Shock Permits is pending or, to the knowledge of Shock, Threatened, and Shock and its Subsidiaries are in compliance with the terms of the Shock Permits, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(b)        The businesses of Shock and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  To the knowledge of Shock no investigation or review by any Governmental Entity with respect to Shock or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

5.10       Compensation; Benefits.

(a)        True, correct and complete copies of each of the material Shock Plans (or, in the case of any Shock Plan not in writing, a written description of the material terms thereof) and related Contracts, including administrative service agreements and group insurance Contracts and trust documents, have been furnished or made available to Power or its Representatives, and all material non-routine correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.

(b)          Each Shock Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(c)         There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Shock, Threatened against, Shock or any of its Subsidiaries, or any fiduciary of any of the Shock Plans, with respect to any Shock Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Shock Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(d)         All material contributions required to be made by Shock to the Shock Plans pursuant to their terms have been timely made.

(e)        There are no material unfunded benefit obligations that have not been properly accrued for in Shock’s financial statements, and all material contributions or other amounts payable by Shock or any of its Subsidiaries with respect to each Shock Plan in respect of current or prior plan years have been paid or accrued in accordance with AAS.

(f)         No Shock Plan is a “registered pension plan” or a “retirement compensation arrangement”, or is intended to be or has been determined by a Governmental Entity to be a “salary deferral arrangement” as such terms are defined in Section 248(1) of the ITA.

(g)        Except as required by applicable Law, no Shock Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Shock or any of its Subsidiaries has any obligation to provide such benefits.

(h)        Except as set forth in Section 5.10(h) of the Shock Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Shock Employee to severance pay or benefits or to any increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Shock Employee, (iii) directly or indirectly cause Shock to transfer or set aside any material amount of assets to fund any material benefits under any Shock Plan, (iv) otherwise give rise to any material liability under any Shock Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Shock Plan on or following the Effective Time, or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(i)         Neither Shock nor any Subsidiary has any obligation to provide, and no Shock Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to applicable Law.

(j)          No Shock Plan is subject to the Laws of the United States (or any subdivision thereof) or covers any Shock Employees who reside or work within the United States.

5.11        Labor Matters.

(a)         From January 1, 2022 to the present, neither Shock nor any of its Subsidiaries has been a party to any collective bargaining agreement or other Contract with any labor union nor have they been subject to an accreditation, certification or bargaining certificate issued by applicable labor relations authorities. As of the date of this Agreement, to the knowledge of Shock, there is no pending union representation petition involving employees of Shock or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)         From January 1, 2022 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of Shock or any of its Subsidiaries, a collective bargaining agreement, or other Contract with any labor union, or any bargaining certificate or certification issued by applicable labor relations authorities, nor has there been any other material labor-related grievance Proceeding against Shock or any of its Subsidiaries pending, or, to the knowledge of Shock, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(c)         From January 1, 2022 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of Shock, Threatened, against or involving Shock or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(d)        Shock and its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment, employment standards, occupational health and safety and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of Shock, Threatened against Shock or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  Since January 1, 2021, neither Shock nor any of its Subsidiaries has received any written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to Shock or any of its Subsidiaries which would reasonably be expected to have, individually in the aggregate, a Shock Material Adverse Effect.  Shock and its Subsidiaries have classified, in all material respects, all employees or independent contractors correctly as such under applicable Laws, and all employees, in all material respects, are classified as eligible or non-eligible for overtime, as applicable.

(e)        From January 1, 2021 to the present, (i) there has been no allegations of sexual harassment or sexual assault made against any current or former officer or director of Shock or any of its Subsidiaries, nor, to the knowledge of Shock, is any Threatened; and (ii) neither Shock nor any of its Subsidiaries have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or, sexual assault, or sexual misconduct by any current or former officer or director of Shock or any of its Subsidiaries.

5.12        Taxes.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect:

(i)       (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by Shock or any of its Subsidiaries have been filed with the appropriate Governmental Entity, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by Shock or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with AAS in the financial statements included in the Shock ASIC Documents) have been paid in full;

(ii)         Shock and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, deduction, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party, including all Canada pension contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable to the appropriate Governmental Entity within the time required under applicable Laws;

(iii)        each of Shock and its Subsidiaries has collected all amounts on account of sales, value-added or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by law to be remitted by it;

(iv)        there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Shock or any of its Subsidiaries;

(v)         (A) there is no outstanding claim, assessment or deficiency against Shock or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Shock, Threatened in writing regarding any Taxes or Tax Returns of Shock or any of its Subsidiaries;

 (vi)       all transactions and instruments for which Shock or any of its Subsidiaries is the person statutorily liable to pay any applicable stamp duty (or has agreed to pay any applicable stamp duty) have been lodged with the appropriate Governmental Entity, are stamped, and are not insufficiently stamped; the applicable stamp duty has been paid; and there is no requirement to upstamp on the account of an interim assessment;

(vii)       no event has occurred, or will occur as a result of any transaction or other action contemplated by this Agreement (including the entry into and consummation of the transactions contemplated by this Agreement) that may result in stamp duty becoming payable by Shock or any of its Subsidiaries in respect of a corporate reconstruction exemption (or a similar exemption or concession) from stamp duty that has been granted by a Governmental Entity;

(viii)      (A) neither Shock nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including, for the avoidance of doubt, (I) a Contract or arrangement solely between or among Shock and/or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial Contract entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial Contracts)) and (B) neither Shock nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Shock or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Shock or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(ix)        in the past six (6) years, no written claim has been made by any Governmental Entity in a jurisdiction where Shock or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction other than any such claims that have been fully resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with AAS;

(x)      there are no Encumbrances for Taxes on any of the assets of Shock or any of its Subsidiaries, except for Permitted Encumbrances;

(xi)       neither Shock nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a Taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) occurring or existing on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;

(xii)     all transactions entered into between or among Shock and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance with applicable U.S. and non-U.S. transfer pricing Laws;

(xiii)     neither Shock nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of applicable Law);

(xiv)     to the knowledge of Shock, none of the Shock Canadian Subsidiaries has ever had an obligation to file information return pursuant to sections 237.3 and 237.4 of the ITA, or any provisions under book X.2 of Part I of the Taxation Act (Québec);

(xv)      None of the Shock Canadian Subsidiaries has claimed an amount for a tax credit, refund, rebate, overpayment or similar adjustment of Taxes to which it is not entitled, and it has retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts;

(xvi)      There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to any of the Shock Canadian Subsidiaries of sections 17, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;

(xvii)     None of the Shock Canadian Subsidiaries has incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with such Shock Canadian Subsidiary the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in such Shock Canadian Subsidiary’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;

(xviii)    the share capital account of Shock has not been tainted under Australian Tax Law; and

(xix)     Shock has never been a member of any “GST group” as defined in Division 48 of the A New Tax System (Goods and Services Tax) Act 1999.

(b)         Neither Shock nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) during the two-year period ending on the date of this Agreement.

(c)         Except as set forth in Section 5.12(c) of the Shock Disclosure Letter, neither Shock nor any of its Subsidiaries is aware of the existence of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

5.13      Litigation.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Shock, Threatened against Shock any of its Subsidiaries or any of their properties or assets (including Shock Mining Rights, Shock Easements or Shock Water Rights) or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against Shock or any of its Subsidiaries.

5.14        Intellectual Property.

(a)          Shock and its Subsidiaries own the Intellectual Property used in or necessary for the operation of the businesses of each of Shock and its Subsidiaries as presently conducted and owned by Shock and its Subsidiaries (collectively, the “Shock Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  To the knowledge of Shock, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all of the registrations, issuances and applications included in the Shock Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.

(b)         To the knowledge of Shock, the operation of the business of each of Shock and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  Neither Shock nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the date of this Agreement that Shock or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(c)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) the businesses of Shock and each Subsidiary of Shock are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security and (ii) Shock and the Subsidiaries of Shock have taken commercially reasonable efforts to (x) maintain and protect all Shock Intellectual Property and the integrity and security of Shock’s and its Subsidiaries’ IT Assets, including data stored or contained therein and, (y) during the three-year period prior to the date of this Agreement, to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Shock or its Subsidiaries during the three-year period prior to the date of this Agreement, and (iii) there has been no breach of, unauthorized access to, or unauthorized use of, any IT Assets, and no unauthorized access to, unauthorized use of, theft or loss of Personal Information, trade secrets or other confidential information owned or held for use by Shock or its Subsidiaries.

(d)        Shock and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Shock and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(e)         Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, the IT Assets owned, used, or held for use by Shock or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Shock and its Subsidiaries; and (ii) to the knowledge of Shock, as of the date hereof, are free from any malicious code.

5.15        Real Property.

(a)       With respect to the real property owned by Shock or any of its Subsidiaries (such property collectively, the “Shock Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, either Shock or its Subsidiary has good and marketable fee simple title to such Shock Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  Neither Shock nor any of its Subsidiaries has received notice of any current or pending, and to the knowledge of Shock there is no Threatened, condemnation proceeding with respect to any Shock Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  There are no outstanding options, rights of first offer or rights of first refusal to purchase the Shock Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(b)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) each material lease, sublease and other Contract under which Shock or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Shock Leased Real Property”), is valid, binding and in full force and effect, subject to the Creditors’ Rights and (ii) no uncured default of a material nature on the part of Shock or, if applicable, its Subsidiary or, to the knowledge of Shock, the landlord thereunder exists with respect to any Shock Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, Shock and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other Contract applicable thereto, the Shock Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.

(c)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Shock Owned Real Property and the Shock Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.

(d)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, the Shock Owned Real Property, the Shock Leased Real Property, the Shock Permits, the Shock Easements, and the Shock Water Rights constitute all of the surface rights that are required by Shock or its Subsidiaries to conduct operations with respect to the Shock Mining Rights as currently conducted.

5.16          Mining.

(a)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) the Shock Mining Rights, the Shock Easements and the Shock Water Rights (A) have been duly filed and registered with the respective registry in all material respects, (B) have, to Shock’s knowledge, been validly granted to and registered in the name of, or for the benefit of, Shock or a Subsidiary of Shock, (C) are owned by, or registered to, Shock or a Subsidiary of Shock with good and valid title thereto, and (D) are in full force and effect, and (ii) during the three (3) year period prior to the date of this Agreement, neither Shock nor any of its Subsidiaries has received any written notice from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of Shock or its Subsidiaries in any of the Shock Mining Rights, the Shock Easements, or the Shock Water Rights.

(b)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) all fees, rentals, expenditures and other amounts payable in respect of the Shock Mining Rights, the Shock Easements and the Shock Water Rights have been paid in full, (ii) neither Shock nor any Subsidiary of Shock owes any payments or amounts to the surface landowners or registered proprietors of the land covered by the Shock Easements and (iii) Shock or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of the Shock Mining Rights, the Shock Easements and the Shock Water Rights.

(c)         Except as set forth in Section 5.16(c) of the Shock Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, no Person other than Shock or its Subsidiary has any right, title or interest in, to or under the Shock Mining Rights, the Shock Easements or the Shock Water Rights (including, for the avoidance of doubt, back-in rights, earn-in rights, rights of first refusal, or similar provisions or rights) or the production or profits therefrom and there are no Encumbrances thereon other than Permitted Encumbrances.

(d)        Neither Shock nor any of its Subsidiaries has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Shock Mining Rights, the Shock Easements and the Shock Water Rights.

(e)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all mines and mineral properties formerly owned by Shock or any of its Subsidiaries which were abandoned by Shock or any of its Subsidiaries were abandoned by Shock or its Subsidiary in accordance with good mining industry practice and standards and in compliance with applicable Laws.

(f)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) all activities conducted with respect to the Shock Mining Rights by Shock or its Subsidiaries or, to the knowledge of Shock, by any other Person appointed by Shock, have been carried out in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and (ii) neither Shock, nor, to the knowledge of Shock, any other Person, has received any notice of any material breach of any such applicable Laws.

5.17      Environmental Matters.  Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect:

(a)          Shock and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;

(b)        during the three (3) years preceding the date of this Agreement, (i) Shock and its Subsidiaries have not been convicted of an offense, fined or otherwise sentenced for material non-compliance with any applicable Environmental Laws, and (ii) neither Shock nor any of its Subsidiaries has received, or is aware of any conditions that may give rise to, any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person with a bona fide assertion that Shock or any of its Subsidiaries is in violation of, or liable under, any applicable Environmental Laws;

(c)        Shock and its Subsidiaries have obtained and are and for the three (3) years prior to the date of this Agreement have been in compliance with all material Permits required for the operations of Shock and its Subsidiaries under applicable Environmental Laws (“Shock Environmental Permits”);

(d)        all Shock Environmental Permits are valid and in good standing, and except as disclosed in Section 5.17(d) of the Shock Disclosure Letter, no Shock Environmental Permit will become void or voidable as a result of the Closing, nor is the consent of any Person required to maintain such Shock Environmental Permit in full force and effect notwithstanding the completion of the Merger;

(e)          Shock and its Subsidiaries are not and for the three (3) years prior to the date of this Agreement have not been, subject to any pending or, to the knowledge of Shock, Threatened Environmental Claims, and are not subject to any judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity in respect of any Environmental Claims. During the period beginning three (3) years prior to the date of this Agreement and ending on the date of this Agreement, neither Shock nor any of its Subsidiaries (i) has received any written notice or communication from any Person asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by Shock in the course of its operations (including from any offsite location where Hazardous Materials from Shock’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling), and, to the knowledge of Shock, there are no facts that could reasonably give rise to any such liability or obligation, and (ii) has been subject to any order or sanction with respect to the foregoing and, to the knowledge of Shock, there are no facts that could reasonably give rise to any such order or sanction;

(f)          to the knowledge of Shock, (i) no Hazardous Materials have been used, disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Laws, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any remedial or investigative obligation, corrective action requirement or liability under any Environmental Laws, in each case, on, at, under or from any current or former properties or facilities owned or operated by Shock or any of its Subsidiaries or as a result of any operations or activities of Shock or any of its Subsidiaries at any location and (ii) Hazardous Materials are not otherwise present at or about any such properties or facilities of Shock or its Subsidiaries in amount or condition that has resulted in or would reasonably be expected to result in liability to Shock or any of its Subsidiaries under any applicable Environmental Laws;

(g)      Shock and each of its Subsidiaries are not aware of any polychlorinated byphenyls, asbestos, asbestos-containing materials, urea formaldehyde or underground storage tanks present in any current facilities owned or operated by Shock or any of its Subsidiaries;

(h)         the financial assurance required for each of the assets of Shock and its Subsidiaries has been posted or provided by, as applicable, Shock and each of its Subsidiaries to a Governmental Entity as required by Environmental Laws;

(i)        Shock and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any material liability of any other Person relating to any Environmental Laws or Hazardous Materials and, to the knowledge of Shock, there are no known or reasonably anticipate environmental liabilities associated with the assets of Shock and any of its Subsidiaries (excluding, in each case, any liabilities imposed or promulgated by any applicable Law or any Governmental Entity);

(j)         except as disclosed in Section 5.17(j) of the Shock Disclosure Letter, (i) no representative of any local community or indigenous group with credibly asserted territorial rights recognized by under applicable Law over a substantive portion of any lands related to any of the projects of Shock or its Subsidiaries has given Shock or its Subsidiary a credible notice, written, oral or otherwise, of a requirement that payments or other material actions are owing or required as a condition to the continued occupation or use of any of Shock’s or its Subsidiaries’ tenements or any exploration, development or mining operations thereon; (ii) Shock and each of its Subsidiaries are not currently engaged or involved in any disputes, discussions or negotiations with any local community or indigenous group with credibly asserted territorial rights recognized under applicable Law over a substantive portion of any lands related to any of the projects of Shock or its Subsidiaries or Governmental Entity in relation to credible treaty or aboriginal rights claims by such local community or indigenous group; and (iii) Shock and each of its Subsidiaries are not a party to any arrangement or understanding with any such local community or indigenous group in relation to the environment or the development of communities in the vicinity of, or in connection with, their projects; and

(k)       Shock has made available to Power all material third-party environmental assessments that relate to the properties of Shock or its Subsidiaries and that are in the possession or control of Shock or its Subsidiaries.

The representations and warranties in this Section 5.17 constitute Shock’s sole and exclusive representations and warranties with respect to environmental matters, including representations and warranties with respect to Shock Environmental Permits, Environmental Claims and compliance with or violation of Environmental Laws.

5.18        Material Contracts.

(a)         Section 5.18(a) of the Shock Disclosure Letter, sets forth a true and complete list (but excluding any Shock Plan), as of the date of this Agreement, of:

(i)         each Contract or Organizational Document of Shock, any of its Subsidiaries or any Shock Invested Entity that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), or transfer any of its properties or assets to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);

(ii)        each note, debenture, other evidence of Indebtedness, credit or financing agreement or instrument or other Contract for money borrowed by Shock or any of its Subsidiaries having an outstanding principal amount, in each case, in excess of US$10,000,000, other than a Permitted Encumbrance, or any such note, debenture or other evidence of indebtedness under which any Person (other than Shock or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of Shock or any of its Subsidiaries;

(iii)        each Contract for the acquisition or the disposition of any assets, properties or business divisions entered into by Shock or any of its Subsidiaries involving consideration in an amount in excess of US$10,000,000, in each case, whether by merger, scheme of arrangement, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the Ordinary Course) occurring in the last two (2) years;

(iv)      each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v)         each joint venture Contract, partnership agreement, profit-sharing, or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Subsidiaries of Shock) or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture;

(vi)        each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of Shock or any of its Subsidiaries to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; (C) solicit customers; including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (D) to purchase or acquire an interest in any other Person;

(vii)       each Contract by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by Shock and its Subsidiaries under such Contract or Contracts of at least US$5,000,000 per year or US$10,000,000 in the aggregate;

(viii)      each Contract that obligates Shock and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of US$5,000,000;

(ix)        each Contract that is between Shock or any of its Subsidiaries and any directors, officers or employees of Shock or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by, or triggered by the consummation of the Transactions;

(x)      each Contract that obligates Shock and its Subsidiaries to make any capital commitment or expenditure in excess of US$10,000,000 (including pursuant to any joint venture);

(xi)        each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which Shock or any of its Subsidiaries has outstanding obligations (other than customary confidentiality obligations);

(xii)       each Contract (other than those made in the Ordinary Course): (A) providing for the grant of any preferential rights to purchase or lease any tangible asset of Shock or any of its Subsidiaries; or (B) providing for any exclusive right to sell or distribute any material product or service of Shock or any of its Subsidiaries; and

(xiii)      each Contract under which Shock or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of US$65,000.

(b)         Collectively, the Contracts set forth in Section 5.18(a) are herein referred to as the “Shock Contracts.” A complete and correct copy of each of the Shock Contracts has been made available to Power.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, each Shock Contract is legal, valid, binding and enforceable in accordance with its terms on Shock and each of its Subsidiaries that is a party thereto and, to the knowledge of Shock, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, neither Shock nor any of its Subsidiaries is in breach or default under any Shock Contract nor, to the knowledge of Shock, is any other party to any such Shock Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Shock or its Subsidiaries, or, to the knowledge of Shock, any other party thereto.  As of the date hereof, there are no disputes pending or, to the knowledge of Shock, Threatened with respect to any Shock Contract and neither Shock nor any of its Subsidiaries has received any written notice of the intention of any other party to any Shock Contract to terminate for default, convenience or otherwise, or otherwise disputing, any Shock Contract, nor to the knowledge of Shock, is any such party threatening to do so, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

5.19      Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, each of the material insurance policies held by Shock or any of its Subsidiaries as of the date of this Agreement (collectively, the “Shock Insurance Policies”) is in full force and effect on the date of this Agreement.  The Shock Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Shock and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and all premiums due thereunder have been paid, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Shock Insurance Policy.

5.20       Brokers.  Except for the fees and expenses payable to Morgan Stanley Australia Limited and Canaccord Genuity (Australia) Limited, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Shock Equity Raise, the Closing Equity Raise and the transactions contemplated thereby based upon arrangements made by or on behalf of Shock.

5.21        Anti-Corruption.

(a)         Neither Shock nor any Subsidiary of Shock, nor any director, officer or manager, nor, to the knowledge of Shock, any employee, agent, representative or other person acting on behalf of Shock, or any Subsidiary of Shock has, since January 1, 2019 in connection with the business of Shock or any Subsidiary of Shock, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official, or to any person for the benefit of a Government Official in order to obtain or retain an advantage in the course of business, or for the purpose of inducing or influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of any applicable Bribery Legislation.

(b)         Neither Shock nor any Subsidiary of Shock, nor any director, officer or manager or, to the knowledge of Shock, any employee, agent, representative or other person acting on behalf of Shock or any Subsidiary of Shock has, since January 1, 2019, been subject to any actual, pending, or, to Shock’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Shock or any Subsidiary of Shock of any Bribery Legislation.

(c)         Shock and each Subsidiary of Shock have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Shock and each Subsidiary of Shock in accordance with applicable accounting standards, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Shock and each Subsidiary of Shock are executed only in accordance with management’s general or specific authorization.

(d)        Shock and each Subsidiary of Shock have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the applicable Bribery Legislation and maintain such policies and procedures in force.

5.22      Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, to the knowledge of Shock, neither Shock nor any Subsidiary of Shock, nor any director, officer or manager, employee or agent of Shock or of any Subsidiary of Shock, (a) is a Sanctioned Person or is acting, directly or indirectly, on behalf of a Sanctioned Person, (b) has, since January 1, 2019, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person, on behalf of a Sanctioned Person or in any Sanctioned Country on behalf of Shock or any Subsidiary of Shock in violation of applicable Sanctions Laws, (c) has, since January 1, 2019, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Shock, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Shock or any Subsidiary of Shock of any applicable Sanctions Law.

5.23      Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, to the knowledge of Shock, none of Shock, nor any Subsidiary of Shock, nor any director, officer, manager, employee or agent of Shock or any Subsidiary of Shock have, since January 1, 2019, committed any violation of Ex-Im Laws.

5.24       Business Conduct.  Merger Sub was incorporated on November 14, 2024.  Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions.  Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.25        No Additional Representations.

(a)         Except for the representations and warranties made in this Article V, neither Shock nor any other Person makes any express or implied representation or warranty with respect to Shock or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Shock hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Shock nor any other Person makes or has made any representation or warranty to Power or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Shock or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Shock in this Article V, any oral or written information presented to Power or any of its Affiliates or Representatives in the course of their due diligence investigation of Shock, the negotiation of this Agreement or in the course of the Transactions.  Notwithstanding the foregoing, nothing in this Section 5.25 shall limit Power’s remedies with respect to fraud arising from or relating to the express representations and warranties made by Shock and Merger Sub in this Article V.

(b)         Notwithstanding anything contained in this Agreement to the contrary, Shock acknowledges and agrees that none of Power or any other Person has made or is making any representations or warranties relating to Power or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Power in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Power furnished or made available to Shock or any of its Representatives and that Shock and Merger Sub have not relied on any such other representation or warranty not set forth in this Agreement.  Without limiting the generality of the foregoing, Shock acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Shock or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1          Conduct of Power Business Pending the Merger.

(a)         Except (i) as set forth on Section 6.1(a) of the Power Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required by the Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter, (iv) as may be required by applicable Law, (v) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that Power shall, as promptly as reasonably practicable, inform Shock of such condition and any such actions taken pursuant to this clause (v), (vi) as expressly provided for in Power’s capital budget (the “Power Budget”), a correct, complete and most recently available copy of which has been made available to Shock prior to the execution of this Agreement, or (vii) otherwise consented to by Shock in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Power covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b)         Except (v) as set forth on the corresponding subsection of Section 6.1(b) of the Power Disclosure Letter, (w) as expressly permitted or required by this Agreement or the Power Budget, (x) as expressly required by the Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter, (y) as may be required by applicable Law, or (z) otherwise consented to by Shock in writing (which consent shall not be unreasonably withheld, conditioned or delayed), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Power shall not, and shall not permit its Subsidiaries to:

(i)          (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Power or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Power to Power or another direct or indirect wholly owned Subsidiary of Power; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Power or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Power or any Subsidiary of Power, except as to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any Power Equity Awards outstanding as of the date hereof, in accordance with the terms of the Power Stock Incentive Plan and applicable award agreements;

(ii)        offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Power or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Power Common Stock upon the vesting, exercise or lapse of any restrictions on any Power Equity Awards outstanding on the date hereof in accordance with the terms of such Power Equity Awards; and (B) issuances by a wholly owned Subsidiary of Power of such Subsidiary’s capital stock or other equity interests to Power or any other wholly owned Subsidiary of Power;

(iii)       (A) amend or propose to amend Power’s Organizational Documents (other than in immaterial respects) or (B) adopt any material change in the Organizational Documents of any of Power’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;

(iv)      acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner) (in each case, subject to Section 6.3), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

(v)         sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration or fair market value is less than US$5,000,000 in the aggregate; (B) the sale of lithium spodumene concentrate in the Ordinary Course, (C) sales of obsolete or worthless equipment; or (D) among Power and its wholly owned Subsidiaries;

(vi)      authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Power or any of Power’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;

(vii)       change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable Law;

(viii)      (A) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes; (B) change an annual Tax accounting period; (C) adopt (other than in the Ordinary Course) or change any material Tax accounting method; (D) file any material amended Tax Return; (E) enter into any closing agreement with respect to any material amount of Taxes; (F) enter into any Tax allocation, sharing or indemnity Contract or arrangement (other than in the Ordinary Course); or (G) settle or compromise any claim, audit, assessment or dispute that involves a material amount of Taxes;

(ix)        except as required by the terms of any Power Plan as in effect on the date hereof (or as may be amended in accordance with this Section 6.1(b)(ix)), (A) grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.2; (D) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (E) pay or agree to pay to any current or former director, officer, employee or other service provide any pension, retirement allowance or other benefit not required by the terms of any Power Plan in existence on the date of this Agreement; (F) enter into, establish or adopt any Power Plan which was not in existence prior to the date of this Agreement, or materially amend or terminate any Power Plan in existence on the date of this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Power; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000; (H) terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000 or any executive officer, in each case, other than for cause; or (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(x)       (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Power’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by Power or its direct or indirect wholly owned Subsidiaries and owed to Power or its direct or indirect wholly owned Subsidiaries); (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of Power or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) by Power that is owed to any wholly owned Subsidiary of Power or by any Subsidiary of Power that is owed to Power or a wholly owned Subsidiary of Power, (ii) additional Indebtedness in an amount not to exceed US$5,000,000, or (iii) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i) or (ii);

(xi)        (A) enter into any Contract that would be a Power Contract if it were in effect on the date of this Agreement (other than in the Ordinary Course); or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Power Contract (other than in the Ordinary Course);

(xii)       cancel, modify or waive any debts or claims held by Power or any of its Subsidiaries or waive any rights held by Power or any of its Subsidiaries having in each case a value in excess of US$1,000,000 in the aggregate;

(xiii)      waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (viii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by Power or any of its Subsidiaries of any amount not exceeding US$1,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that Power shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xiv)     make or commit to make any capital expenditures not included in the Power Budget that are, in the aggregate greater than US$1,500,000 in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xv)      take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xvi)      agree to take any action that is prohibited by this Section 6.1(b).

6.2         Conduct of Shock Business Pending the Merger.

(a)         Except (i) as set forth on Section 6.2(a) of the Shock Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required by the Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter or Contracts with respect to the Closing Equity Raise, (iv) as may be required by applicable Law, (v) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that Shock shall, as promptly as reasonably practicable, inform Power of such condition and any such actions taken pursuant to this clause (v), (vi) as expressly provided for in Shock’s capital budget (the “Shock Budget”), complete and most recently available copy of which has been made available to Power prior to the execution of this Agreement, or (vii) otherwise consented to by Power in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or consented to or approved by Power or a Subsidiary of Power in its capacity as a shareholder of any Subsidiary of Shock or a director nominated by Power or any Subsidiary of Power to the board of directors of any Subsidiary of Shock, Shock covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b)         Except (v) as set forth on the corresponding subsection of Section 6.2(b) of the Shock Disclosure Letter, (w) as expressly permitted or required by this Agreement or the Shock Budget, (x) as expressly required by the Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter or Contracts with respect to the Closing Equity Raise, or (z) otherwise consented to by Power in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or consented to or approved by Power or a Subsidiary of Power in its capacity as a shareholder of any Subsidiary of Shock or a director nominated by Power or any Subsidiary of Power to the board of directors of any Subsidiary of Shock, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII Shock shall not, and shall not permit its Subsidiaries to:

(i)          (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Shock or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Shock to Shock or another direct or indirect wholly owned Subsidiary of Shock; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Shock or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Shock or any Subsidiary of Shock, except as to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any equity awards of Shock outstanding as of the date hereof, in accordance with the terms of the Shock Equity Plans and applicable award agreements;

(ii)        offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Shock or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Shock Ordinary Shares upon the vesting, exercise or lapse of any restrictions on any equity awards of Shock outstanding on the date hereof in accordance with the terms of such awards; and (B) issuances by a wholly owned Subsidiary of Shock of such Subsidiary’s capital stock or other equity interests to Shock or any other wholly owned Subsidiary of Shock;

(iii)       (A) amend or propose to amend Shock’s Organizational Documents (other than in immaterial respects) or (B) adopt any material change in the Organizational Documents of any of Shock’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;

(iv)      acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner) (in each case, subject to Section 6.4), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

(v)         sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration or fair market value is less than US$5,000,000 in the aggregate; (B) the sale of lithium spodumene concentrate in the Ordinary Course, (C) sales of obsolete or worthless equipment; or (D) among Shock and its wholly owned Subsidiaries;

(vi)      authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Shock or any of Shock’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;

(vii)       change in any material respect their material financial accounting principles, practices or methods, except as required by AAS or applicable Law;

(viii)      (A) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes; (B) change an annual Tax accounting period; (C) adopt (other than in the Ordinary Course) or change any material Tax accounting method; (D) file any material amended Tax Return; (E) enter into any closing agreement with respect to any material amount of Taxes; (F) enter into any Tax allocation, sharing or indemnity Contract or arrangement (other than in the Ordinary Course); or (G) settle or compromise any claim, audit, assessment or dispute that involves a material amount of Taxes;

(ix)        except as required by the terms of any Shock Plan as in effect on the date hereof (or as may be amended in accordance with this Section 6.2(b)(ix)), (A) grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits; (D) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (E) pay or agree to pay to any current or former director, officer, employee or other service provide any pension, retirement allowance or other benefit not required by the terms of any Shock Plan in existence on the date of this Agreement; (F) enter into, establish or adopt any Shock Plan which was not in existence prior to the date of this Agreement, or materially amend or terminate any Shock Plan in existence on the date of this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Shock; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000; (H) terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000 or any executive officer, in each case, other than for cause; or (I) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(x)        (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Shock’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by Shock or its direct or indirect wholly owned Subsidiaries and owed to Shock or its direct or indirect wholly owned Subsidiaries); (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of Shock or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) by Shock that is owed to any wholly owned Subsidiary of Shock or by any Subsidiary of Shock that is owed to Shock or a wholly owned Subsidiary of Shock, (ii) additional Indebtedness in an amount not to exceed US$5,000,000 or (iii) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i) or (ii);

(xi)        (A) enter into any Contract that would be a Shock Contract if it were in effect on the date of this Agreement (other than in the Ordinary Course); or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Power Contract (other than in the Ordinary Course);

(xii)       cancel, modify or waive any debts or claims held by Shock or any of its Subsidiaries or waive any rights held by Shock or any of its Subsidiaries having in each case a value in excess of US$1,000,000 in the aggregate;

(xiii)      waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (viii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by Shock or any of its Subsidiaries of any amount not exceeding US$1,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that Shock shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xiv)     make or commit to make any capital expenditures not included in the Shock Budget that are, in the aggregate greater than US$1,500,000 in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xv)      take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xvi)       agree to take any action that is prohibited by this Section 6.2(b).

6.3          No Solicitation by Power.

(a)        Except as permitted by this Section 6.3, from and after the date of this Agreement, Power shall, and shall cause Power’s Subsidiaries and Power’s and Power’s Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Power or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Power Competing Proposal.  Within one (1) Business Day of the date of this Agreement, Power shall deliver a written notice to each Person that has received non-public information regarding Power within the twenty-four (24) months prior to the date of this Agreement pursuant to a confidentiality agreement with Power for purposes of evaluating any transaction that could be a Power Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Power and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives.  Power shall, within one (1) Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Power Competing Proposal previously granted to such Persons.

(b)         From and after the date of this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.3, Power shall not, and shall cause Power’s Subsidiaries and Power’s and Power’s Subsidiaries’ Representatives not to, directly or indirectly:

(i)          initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Power Competing Proposal;

(ii)         engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Power Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Power Competing Proposal;

(iii)       furnish any non-public information regarding Power or its Subsidiaries, or access to the properties, assets or employees of Power or its Subsidiaries, to any Person in connection with or in response to any Power Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Power Competing Proposal;

(iv)       approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Power Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v)          submit any Power Competing Proposal to the vote of the stockholders of Power;

provided that, notwithstanding anything to the contrary in this Section 6.3, Power or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted hereunder).

(c)       From and after the date of this Agreement, Power shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) notify Shock of the receipt by Power (directly or indirectly) of any Power Competing Proposal or any expression of interest, inquiry, proposal or offer which could lead to a Power Competing Proposal, in each case, made on or after the date of this Agreement, any request for information or data relating to Power or any of its Subsidiaries made by any Person in connection with a Power Competing Proposal or any request for discussions or negotiations with Power or a Representative of Power relating to a Power Competing Proposal (including the identity of such Person), and Power shall provide to Shock promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) (i) a copy of such Power Competing Proposal or any such expression of interest, inquiry, proposal or offer made in writing provided to Power or any of its Subsidiaries or their respective Representatives, or (ii) if any such Power Competing Proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof.  Thereafter, Power shall (x) keep Shock reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours), of any material development regarding the status or terms of any such Power Competing Proposals, expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) apprise Shock of the status of any such discussions or negotiations and (y) provide to Shock as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) copies of all material written correspondence and other material written materials provided to Power or its Representatives from any Person related to such Power Competing Proposal or any such expressions of interest, proposals or offers.  Without limiting the foregoing, Power shall notify Shock if Power determines to begin providing information or to engage in discussions or negotiations concerning a Power Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)         Except as permitted by Section 6.3(e), the Power Board, including any committee thereof, shall not:

(i)         change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Shock or Merger Sub, the Power Board Recommendation;

(ii)         fail to include the Power Board Recommendation in the Proxy Statement;

(iii)        approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Power Competing Proposal;

(iv)        publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Power Competing Proposal (a “Power Alternative Acquisition Agreement”);

(v)         in the case of a Power Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Power Common Stock (other than by Shock or an Affiliate of Shock), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date the Power Stockholders Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date the Power Stockholders Meeting is held, including adjournments) or (B) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)       if a Power Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Power Board Recommendation (or refer to the prior Power Board Recommendation) on or prior to the earlier of (A) five (5) Business Days after Shock so requests in writing or (B) three (3) Business Days prior to the date of the Power Stockholders Meeting (or promptly after announcement or disclosure of such Power Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Power Stockholders Meeting); or

(vii)       cause or permit Power to enter into a Power Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Power Change of Recommendation”).

(e)          Notwithstanding anything in this Agreement to the contrary:

(i)          the Power Board may, after consultation with its outside legal counsel, make such disclosures as the Power Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or make any “stop, look and listen” communication or any other disclosure to the stockholders of Power pursuant to Rule 14d-9(f) under the Exchange Act or make a disclosure that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Power Board Recommendation, such disclosure shall be deemed to be a Power Change of Recommendation and Shock shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)        prior to, but not after, the receipt of the Power Stockholder Approval, Power and its Representatives may engage in the activities prohibited by Sections 6.3(b)(ii) or 6.3(b)(iii) (and, only with respect to a Power Competing Proposal that satisfies the requirements in this Section 6.3(e)(ii), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Power Competing Proposal or any modification thereto) with any Person if Power receives a bona fide written Power Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until Power receives an executed confidentiality agreement from such Person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Power and standstill restrictions, as determined by the Power Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Power from providing any information to Shock in accordance with this Section 6.3 or that otherwise prohibits Power from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Shock prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Power Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Power Competing Proposal is, or would reasonably be expected to lead to, a Power Superior Proposal, and that failure to take such actions would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;

(iii)     prior to, but not after, the receipt of the Power Stockholder Approval, the Power Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any person that has made a bona fide written Power Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Power Board to make an informed determination under Section 6.3(e)(ii);

(iv)       prior to, but not after, the receipt of the Power Stockholder Approval, in response to a bona fide written Power Competing Proposal that was not solicited at any time following the execution of this Agreement, is expressly conditioned upon the non-consummation of the Transactions and did not arise from a breach of the obligations set forth in this Section 6.3, if the Power Board so chooses, the Power Board may effect a Power Change of Recommendation; provided, however, that such a Power Change of Recommendation may not be made unless and until:

(A)          the Power Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Power Competing Proposal is a Power Superior Proposal;

(B)          the Power Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Power Change of Recommendation in response to such Power Superior Proposal would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;

(C)          Power provides Shock written notice of such proposed action at least four (4) Business Days in advance, which notice shall set forth in writing that the Power Board intends to consider whether to take such action and include a copy of the available proposed Power Competing Proposal and any applicable transaction and financing documents, but excluding any information relating to a Power Competing Proposal that Power (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Power Competing Proposal, provided that Shock is able to reasonably ascertain the terms of the Power Competing Proposal notwithstanding the exclusion of such information;

(D)         after giving such notice and prior to effecting such Power Change of Recommendation, Power shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Shock (to the extent Shock wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Power Board not to effect a Power Change of Recommendation in response thereto; and

(E)           at the end of the four (4) Business Day period, prior to taking action to effect a Power Change of Recommendation, the Power Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Shock in writing and any other information offered by Shock in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Power Competing Proposal remains a Power Superior Proposal and that the failure to effect a Power Change of Recommendation in response to such Power Superior Proposal would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law; provided that, in the event of any material amendment or material modification to any Power Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Power Superior Proposal shall be deemed material), Power shall be required to deliver a new written notice to Shock and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(v)        prior to, but not after, receipt of the Power Stockholder Approval, in response to a Power Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Power, Power may, if the Power Board so chooses, effect a Power Change of Recommendation; provided, however, that such a Power Change of Recommendation may not be made unless and until:

(A)          the Power Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Power Intervening Event has occurred;

(B)          the Power Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Power Change of Recommendation in response to such Power Intervening Event would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;

(C)         Power provides Shock written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Power Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Power Intervening Event;

(D)        after giving such notice and prior to effecting such Power Change of Recommendation and if requested by Shock, Power negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Shock (to the extent Shock wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Power Board not to effect a Power Change of Recommendation in response thereto; and

(E)       at the end of the four (4) Business Day period, prior to taking action to effect a Power Change of Recommendation, the Power Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Shock in writing and any other information offered by Shock in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Power Change of Recommendation in response to such Power Intervening Event would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law; provided that, in the event of any material changes regarding any Power Intervening Event, Power shall be required to deliver a new written notice to Shock and to comply with the requirements of this Section 6.3(e)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(v) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)         During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Power shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Power shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Power Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Power Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law, Power may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Power Competing Proposal to the Power Board and communicate such waiver to the applicable third party; provided, however, that Power shall advise Shock at least three (3) Business Days prior to taking such action.  Power represents and warrants to Shock that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law, would have been prohibited by this Section 6.3(f), in each case, during the 30 days prior to the date of this Agreement.

(g)          Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a director or officer of Power or by any Representative of Power acting at Power’s direction or on its behalf, in each case, in violation of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by Power.

6.4          No Solicitation by Shock.

(a)        Except as permitted by this Section 6.4, from and after the date of this Agreement, Shock shall, and shall cause Shock’s Subsidiaries and Shock’s and Shock’s Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Shock or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Shock Competing Proposal.  Within one (1) Business Day of the date of this Agreement, Shock shall deliver a written notice to each Person that has received non-public information regarding Shock within the twenty-four (24) months prior to the date of this Agreement pursuant to a confidentiality agreement with Shock for purposes of evaluating any transaction that could be a Shock Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Shock and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives.  Shock shall, within one (1) Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Shock Competing Proposal previously granted to such Persons.

(b)        From and after the date of this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.4, Shock shall not, and shall cause Shock’s Subsidiaries and Shock’s and Shock’s Subsidiaries’ Representatives not to, directly or indirectly:

(i)         initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Shock Competing Proposal;

(ii)        engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Shock Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Shock Competing Proposal;

(iii)      furnish any non-public information regarding Shock or its Subsidiaries, or access to the properties, assets or employees of Shock or its Subsidiaries, to any Person in connection with or in response to any Shock Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Shock Competing Proposal;

(iv)       approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Shock Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(i) entered into in compliance with Section 6.4(e)(i)); or

(v)          submit any Shock Competing Proposal to the vote of the shareholders of Shock;

provided that notwithstanding anything to the contrary in this Section 6.4, Shock or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted hereunder).

(c)       From and after the date of this Agreement, Shock shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) notify Power of the receipt by Shock (directly or indirectly) of any Shock Competing Proposal or any expression of interest, inquiry, proposal or offer which could lead to a Shock Competing Proposal, in each case, made on or after the date of this Agreement, any request for information or data relating to Shock or any of its Subsidiaries made by any Person in connection with a Shock Competing Proposal or any request for discussions or negotiations with Shock or a Representative of Shock relating to a Shock Competing Proposal (including the identity of such Person), and Shock shall provide to Power promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) (i) a copy of such Shock Competing Proposal or any such expression of interest, inquiry, proposal or offer made in writing provided to Shock or any of its Subsidiaries or their respective Representatives, or (ii) if any such Shock Competing Proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof.  Thereafter, Shock shall (x) keep Power reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours), of any material development regarding the status or terms of any such Shock Competing Proposals, expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) apprise Power of the status of any such discussions or negotiations and (y) provide to Power as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) copies of all material written correspondence and other material written materials provided to Shock or its Representatives from any Person related to such Shock Competing Proposal or any such expressions of interest, proposals or offers.  Without limiting the foregoing, Shock shall notify Power if Shock determines to begin providing information or to engage in discussions or negotiations concerning a Shock Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)          Except as permitted by Section 6.4(e), the Shock Board, including any committee thereof, shall not:

(i)        change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Power, the Shock Board Recommendation;

(ii)         fail to include the Shock Board Recommendation in the Notice of Shock Extraordinary General Meeting;

(iii)       approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Shock Competing Proposal;

(iv)       publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(i) entered into in compliance with Section 6.4(e)(i)) relating to a Shock Competing Proposal (a “Shock Alternative Acquisition Agreement”);

(v)         in the case of a Shock Competing Proposal that is structured as a takeover bid pursuant to Chapter 6 of the Corporations Act for outstanding Shock Ordinary Shares, fail to recommend, in a target’s statement under section 638 of the Corporations Act, against acceptance of such takeover bid by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date the Shock Extraordinary General Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date the Power Stockholders Meeting is held, including adjournments) or (B) fourteen (14) days after announcement of such takeover bid;

(vi)        if a Shock Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Shock Board Recommendation (or refer to the prior Shock Board Recommendation) on or prior to the earlier of (A) five (5) Business Days after Power so requests in writing or (B) three (3) Business Days prior to the date of the Shock Extraordinary General Meeting (or promptly after announcement or disclosure of such Shock Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Shock Extraordinary General Meeting); or

(vii)       cause or permit Shock to enter into a Shock Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Shock Change of Recommendation”).

(e)          Notwithstanding anything in this Agreement to the contrary:

(i)           prior to, but not after, the receipt of the Shock Shareholder Approval, Shock and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) (and, only with respect to a Shock Competing Proposal that satisfies the requirements in this Section 6.4(e)(i), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Shock Competing Proposal or any modification thereto) with any Person if Shock receives a bona fide written Shock Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Shock receives an executed confidentiality agreement from such Person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Shock and standstill restrictions, as determined by the Shock Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Shock from providing any information to Power in accordance with this Section 6.4 or that otherwise prohibits Shock from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, Power prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Shock Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Shock Competing Proposal is, or would reasonably be expected to lead to, a Shock Superior Proposal, and that failure to take such actions would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;

(ii)          prior to, but not after, the receipt of the Shock Shareholder Approval, the Shock Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any person that has made a bona fide written Shock Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Shock Board to make an informed determination under Section 6.4(e)(i);

(iii)          prior to, but not after, the receipt of the Shock Shareholder Approval, in response to a bona fide written Shock Competing Proposal that was not solicited at any time following the execution of this Agreement, is expressly conditioned upon the non-consummation of the Transactions and did not arise from a breach of the obligations set forth in this Section 6.4, if the Shock Board so chooses, the Shock Board may effect a Shock Change of Recommendation; provided, however, that such a Shock Change of Recommendation may not be made unless and until:

(A)          the Shock Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Shock Competing Proposal is a Shock Superior Proposal;

(B)          the Shock Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Shock Change of Recommendation in response to such Shock Superior Proposal would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;

(C)          Shock provides Power written notice of such proposed action at least four (4) Business Days in advance, which notice shall set forth in writing that the Shock Board intends to consider whether to take such action and include a copy of the available proposed Shock Competing Proposal and any applicable transaction and financing documents, but excluding any information relating to a Shock Competing Proposal that Shock (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Shock Competing Proposal, provided that Power is able to reasonably ascertain the terms of the Shock Competing Proposal notwithstanding the exclusion of such information;

(D)         after giving such notice and prior to effecting such Shock Change of Recommendation, Shock shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Power (to the extent Power wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Shock Board not to effect a Shock Change of Recommendation in response thereto; and

(E)         at the end of the four (4) Business Day period, prior to taking action to effect a Shock Change of Recommendation, the Shock Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Power in writing and any other information offered by Power in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Shock Competing Proposal remains a Shock Superior Proposal and that the failure to effect a Shock Change of Recommendation in response to such Shock Superior Proposal would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law; provided that, in the event of any material amendment or material modification to any Shock Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Shock Superior Proposal shall be deemed material), Shock shall be required to deliver a new written notice to Power and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv)          prior to, but not after, receipt of the Shock Shareholder Approval, in response to a Shock Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Shock, Shock may, if the Shock Board so chooses, effect a Shock Change of Recommendation; provided, however, that such a Shock Change of Recommendation may not be made unless and until:

(A)          the Shock Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Shock Intervening Event has occurred;

(B)          the Shock Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Shock Change of Recommendation in response to such Shock Intervening Event would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;

(C)         Shock provides Power written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Shock Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Shock Intervening Event;

(D)         after giving such notice and prior to effecting such Shock Change of Recommendation and if requested by Power, Shock negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Power (to the extent Power wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Shock Board not to effect a Shock Change of Recommendation in response thereto; and

(E)         at the end of the four (4) Business Day period, prior to taking action to effect a Shock Change of Recommendation, the Shock Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Power in writing and any other information offered by Power in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Shock Change of Recommendation in response to such Shock Intervening Event would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law; provided that in the event of any material changes regarding any Shock Intervening Event, Shock shall be required to deliver a new written notice to Power and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)          During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Shock shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Shock shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Shock Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Shock Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law, Shock may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Shock Competing Proposal to the Shock Board and communicate such waiver to the applicable third party; provided, however, that Shock shall advise Power at least three (3) Business Days prior to taking such action.  Shock represents and warrants to Power that it has not taken any action that (i) would be prohibited by this Section 6.4(f) or (ii) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law, would have been prohibited by this Section 6.4(f), in each case, during the thirty (30) days prior to the date of this Agreement.

(g)          Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of Shock or by any Representative of Shock acting at Shock’s direction or on its behalf, in each case, in violation of this Section 6.4, shall be deemed to be a breach of this Section 6.4 by Shock.

6.5          Preparation of Proxy Statement, Registration Statement, Notice of Shock Extraordinary General Meeting and Australian Disclosure Documents.

(a)         Shock shall promptly furnish to Power such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as Power may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by Power to obtain the adoption by its stockholders of this Agreement.  Power shall promptly furnish to Shock such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Shock may reasonably request for the purpose of including such data and information in (i) the Registration Statement and any amendments or supplements thereto, (ii) the Notice of Shock Extraordinary General Meeting, and (iii) each Australian Disclosure Document.

(b)         Promptly following the date hereof, Power and Shock shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as soon as reasonably practicable after the date hereof (i) a Proxy Statement relating to the matters to be submitted to the holders of Power Common Stock at the Power Stockholders Meeting and (ii) the Registration Statement (of which the Proxy Statement will be a part). Shock shall keep Power reasonably informed on a regular basis regarding the status of preparation of the Shock Historical Financials and the Shock Subpart 1300 Reports and shall use its reasonable best efforts to deliver copies of the Shock Historical Financials and the Shock Subpart 1300 Reports to Power no later the date that is ninety (90) days after the execution of this Agreement. Power and Shock shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.  Shock and Power shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Shock shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger.  Each of Power and Shock will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information.  Each of Power and Shock shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.  Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Power and Shock will (x) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (y) shall include in such document or response all comments reasonably and promptly proposed by the other and (z) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, neither Party will be prevented from responding to, or otherwise communicating, with the SEC if the other Party has not promptly, and in any event within the time required by the SEC, responded, provided comments or proposed amendments as contemplated by the previous sentence.

(c)          With respect to the Shock Share Issuance ASIC Relief or Requirements, Shock shall use its reasonable best efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 of the Corporations Act prior to the scheduled delivery of the Issuing Document. The Parties will use reasonable best efforts to ensure that such lodgment of the Issuing Document as a prospectus occurs on or around the date on which the Registration Statement has been declared effective by the SEC. Power will use its reasonable best efforts to assist with the preparation of any supplement required in connection with the Issuing Document lodged as a prospectus pursuant to this Section 6.5(c).  With respect to the Closing Equity Raise ASIC Requirements, Shock shall use its reasonable best efforts to meet the requirements of section 708A of the Corporations Act in order to implement the Closing Equity Raise, provided that if Shock does not meet such requirements, Shock may cease to pursue preparing a cleansing notice and instead shall prepare and lodge a prospectus under the Corporations Act. If Shock prepares such a prospectus, the Parties will schedule delivery of such prospectus after expiry of the exposure period for that prospectus. The Parties will use reasonable best efforts to ensure that the lodgment of that prospectus occurs on or around the date on which the Registration Statement having been declared effective by the SEC. Power will use its reasonable best efforts to assist with the preparation of any supplement required in connection with such prospectus. Power and Shock shall each use reasonable best efforts to cause the Notice of Shock Extraordinary General Meeting and each Australian Disclosure Document to comply with the rules and regulations promulgated by ASIC and to respond promptly to any comments of ASIC.  To the extent required by the Corporations Act, as soon as reasonably practicable after each Australian Disclosure Document is filed with ASIC, Shock and Power shall each use its reasonable best efforts to have such Australian Disclosure Document validly lodged with ASIC and to keep such Australian Disclosure Document valid by issuing any replacement or supplementary disclosure document as required by ASIC, in each case as long as necessary to consummate the Transactions (including the Shock Share Issuance and the Closing Equity Raise).   Each of Power and Shock will advise the other promptly after it receives any request by ASIC for amendment of any Australian Disclosure Document or comments thereon and responses thereto or any request by ASIC for additional information.  Each of Power and Shock shall use reasonable best efforts to cause all documents that it is responsible for filing with ASIC or the ASX in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Corporations Act, the rules and regulations of ASIC and the rules of ASX.

(d)         Each of Power and Shock shall use its reasonable best efforts to ensure that information relating to Power and its Subsidiaries (in the case of Power) and relating to Shock and its Subsidiaries (in the case of Shock), (i) contained in the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) contained in the Proxy Statement will not, at the Proxy Statement is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (iii) contained in each Australian Disclosure Document and the Notice of Shock Extraordinary General Meeting will not, on the date the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, as the case may be. If any information relating to Shock, Power, the Surviving Corporation, respectively, or any of their respective Subsidiaries, is discovered by Shock or Power which, in the reasonable judgment of Shock or Power, respectively, should be set forth in an amendment of, or supplement to, the Registration Statement, the Proxy Statement, any Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or, in respect of the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, not be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, the Party that discovers such information shall promptly notify the other Party, and Shock and Power shall cooperate in the prompt filing with (to the extent required by applicable Law) with the SEC or ASIC, as the case may be, of any necessary amendment of, or supplement to, the Registration Statement, the Proxy Statement, the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, as applicable, and in disseminating the information contained in such amendment or supplement to the shareholders of Shock and stockholders of Power, as the case may be.

(e)         Prior to filing of any Australian Disclosure Document (or any amendment or supplement thereto) or Notice of Shock Extraordinary General Meeting (or any amendment or supplement thereto) or responding to any comments of ASIC or the ASX with respect thereto, each of Power and Shock will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to ASIC or the ASX prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Shock will not be prevented from responding to, or otherwise communicating, with ASIC or the ASX (including in relation to the ASIC Relief or Requirements) if Power has not promptly, and in any event within the time required by ASIC or ASX, responded, provided comments or proposed amendments as contemplated by the previous sentence.

(f)        Shock and Power shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder, including any material new information disseminated by either Party.  Each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to use its reasonable best efforts to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of Nasdaq and the SEC to enable the listing of the Shock ADSs being registered pursuant to the Registration Statement on Nasdaq by no later than the Effective Time, subject to official notice of issuance.  Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Shock Ordinary Shares and Shock ADSs issuable in connection with the Merger for offering or sale in any jurisdiction.  Each of Power and Shock will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(g)         If at any time prior to the Effective Time, any information relating to Shock or Power, or any of their respective Affiliates, officers or directors, should be discovered by Shock or Power that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Power.

6.6          Stockholders Meetings.

(a)         Power shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Power to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of the holders of Power Common Stock for the purpose of obtaining the Power Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Registration Statement having been declared effective by the SEC and any Australian Disclosure Document in respect of the Shock Share Issuance in accordance with the Shock Share Issuance ASIC Relief or Requirements (but excluding any Australian Disclosure Document relating to the Closing Equity Raise in accordance with the Closing Equity Raise ASIC Requirements) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act having expired. Except as permitted by Section 6.3, the Power Board shall recommend that the holders of Power Common Stock vote in favor of the adoption and approval of this Agreement at the Power Stockholders Meeting and the Power Board shall solicit from the holders of Power Common Stock proxies in favor of the adoption and approval of this Agreement, and shall take all other actions necessary, required or advisable to secure the vote of the stockholders of Power in favor of the adoption and approval of this Agreement required by the applicable rules of Nasdaq, ASX Listing Rules or applicable Law, and the Proxy Statement shall include the Power Board Recommendation and a statement that each director of Power intends to vote, or cause to be voted, any shares of Power Common Stock which he or she controls in favor of the Power Stockholder Approval, subject to the terms of the applicable Power Support Agreement, including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event.  Notwithstanding anything to the contrary contained in this Agreement, Power may, without Shock’s prior written consent, adjourn, postpone or otherwise delay the Power Stockholders Meeting (i) if Power believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Power Stockholder Approval or (B) ensure that any legally required supplement or amendment to the Proxy Statement is provided to the holders of Power Common Stock, (ii) if, as of the time for which the Power Stockholders Meeting is scheduled, there are insufficient shares of Power Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Power Stockholders Meeting, (iii) if and to the extent such postponement or adjournment of the Power Stockholders Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement; or (iv) if the Shock Extraordinary General Meeting has been adjourned or postponed by Shock in accordance with Section 6.6(b) and Shock’s Organizational Documents, to the extent necessary to enable the Shock Extraordinary General Meeting and the Power Stockholders Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 6.6(d); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (ii) above, the Power Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled; and provided, further that the Power Stockholders Meeting shall not be adjourned or postponed to a date on or after the date that is two (2) Business Days prior to the End Date.  If requested by Shock, Power shall promptly provide all voting tabulation reports relating to the Power Stockholders Meeting that have been prepared by Power or Power’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Shock reasonably informed on a regular basis regarding the status of the solicitation.  Unless there has been a Power Change of Recommendation in accordance with Section 6.2(a), the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Power Common Stock or any other Person to prevent the Power Stockholder Approval from being obtained.  Once Power has established a record date for the Power Stockholders Meeting, Power shall not change such record date or establish a different record date for the Power Stockholders Meeting without the prior written consent of Shock (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.  Without the prior written consent of Shock or as required by applicable Law, the adoption and approval of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Power in connection with the Merger and matters of procedure) that Power shall propose to be acted on by the holders of Power Common Stock at the Power Stockholders Meeting and Power shall not submit any other proposal to such stockholders in connection with the Power Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption and approval of this Agreement or the consummation of the Transactions).

(b)        Shock and Power shall cooperate in good faith to determine whether the Shock Ordinary Shares should be consolidated after the Effective Time and if so, based on what ratio, and whether Shock should be renamed after the Effective Time, and if so, to what name, in each case, including for the purposes of inclusion into the Shock Ancillary Shareholder Matters.  Shock shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Shock to duly give notice of (the “Notice of Shock Extraordinary General Meeting”), convene and hold (in person or by way of “hybrid” meeting, in accordance with applicable Law and Shock’s Organizational Documents) a meeting of the holders of Shock Ordinary Shares for the purpose of obtaining the Shock Shareholder Approval and approval of Shock Ancillary Shareholder Matters, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Registration Statement having been declared effective by the SEC and any Australian Disclosure Document in respect of the Shock Share Issuance in accordance with the Shock Share Issuance ASIC Relief or Requirements (but excluding any Australian Disclosure Document relating to the Closing Equity Raise in accordance with the Closing Equity Raise ASIC Requirements) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act having expired, provided that, notwithstanding anything to the contrary set forth herein, the Shock Extraordinary General Meeting is not required to be held on a date that is before three (3) months prior to the Closing, unless otherwise agreed by Shock (and then subject to any required waivers from ASX).  Except as permitted by Section 6.4, the Shock Board shall recommend that the holders of Shock Ordinary Shares vote in favor of the Shock Shareholder Matters, and the Shock Board shall solicit from the holders of Shock Ordinary Shares proxies in favor of the Shock Shareholder Approval, and shall take all other actions necessary, required or advisable to secure the vote of the shareholders of Shock in favor of the Shock Shareholder Approval required by the ASX Listing Rules or applicable Law, and the Notice of Shock Extraordinary General Meeting shall include the Shock Board Recommendation and a statement that each director of Shock intends to vote, or cause to be voted, any Shock Ordinary Shares which he or she controls in favor of the Shock Shareholder Matters, subject to the absence of a Shock Change of Recommendation, including in response to a Shock Superior Proposal or a Shock Intervening Event. Notwithstanding anything to the contrary contained in this Agreement, Shock may, without Power’s prior written consent, adjourn, postpone or otherwise delay the Shock Extraordinary General Meeting (i) if Shock believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Shock Shareholder Approval or the approval of the Shock Ancillary Shareholder Matters or (B) ensure the filing and dissemination of any supplemental or amended disclosure which the Shock Board has determined in good faith is necessary under applicable Law be filed or disseminated to the shareholders of Shock prior to the Shock Extraordinary General Meeting, (ii) if Shock believes in good faith that Closing will not occur within three (3) months after the originally scheduled date of the Shock Extraordinary General Meeting, (iii) if, as of the time for which the Shock Extraordinary General Meeting is scheduled, there are insufficient Shock Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Shock Extraordinary General Meeting, (iv) if and to the extent such postponement or adjournment of the Shock Extraordinary General Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement or (v) if the Power Stockholders Meeting has been adjourned or postponed by Power in accordance with Section 6.6(a), to the extent necessary to enable the Shock Extraordinary General Meeting and the Power Stockholders Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 6.6(d); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (iii) above, the Shock Extraordinary General Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled; and provided, further that the Shock Extraordinary General Meeting shall not be adjourned or postponed to a date on or after the date that is two (2) Business Days prior to the End Date.  If requested by Power, Shock shall promptly provide all voting tabulation reports relating to the Shock Extraordinary General Meeting that have been prepared by Shock or Shock’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Power reasonably informed on a regular basis regarding the status of the solicitation. Unless there has been a Shock Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Shock Ordinary Shares or any other Person to prevent the Shock Shareholder Approval from being obtained.  Once Shock has established a record date for the Shock Extraordinary General Meeting, Shock shall not change such record date or establish a different record date for the Shock Extraordinary General Meeting without the prior written consent of Power (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Shock or as required by applicable Law, the Shock Shareholder Matters and the Shock Ancillary Shareholder Matters shall be the only matters that Shock shall propose to be acted on by the holders of Shock Ordinary Shares at the Shock Extraordinary General Meeting and Shock shall not submit any other proposal to such holder in connection with the Shock Extraordinary General Meeting or otherwise (including any proposal inconsistent with the approval of this Agreement or the consummation of the Transactions).

(c)         Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Article VIII, each of Power and Shock agrees that its obligations to hold the Power Stockholders Meeting and the Shock Extraordinary General Meeting, respectively, pursuant to this Section 6.6 shall not be affected by the making of a Power Change of Recommendation or a Shock Change of Recommendation, respectively, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure or communication to Power or Shock, respectively, of any Power Competing Proposal, Shock Competing Proposal or other proposal (including, as applicable, a Power Superior Proposal or a Shock Superior Proposal) or the occurrence or disclosure of any Power Intervening Event or Shock Intervening Event.

(d)         The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Power Stockholders Meeting and the Shock Extraordinary General Meeting, as applicable, within a single period of twenty-four (24) consecutive hours.

(e)         Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, without the prior written consent of the other Party or as otherwise required by applicable Law, (i) Power shall not hold or convene any meeting of its stockholders other than the Power Stockholders Meeting; and (ii) Shock shall not hold or convene any meeting of its stockholders other than the 2024 Annual General Meeting of the shareholders of Shock.

(f)          Immediately after the execution of this Agreement, Shock shall duly adopt and approve this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to Power evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7          Access to Information.

(a)          Subject to applicable Law and the other provisions of this Section 6.7, Power and Shock each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Shock, Power or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.  Power and Shock each shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of Power or Shock, as applicable, and each of their Subsidiaries, as applicable, and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Power or Shock, as applicable, and each of their Representatives, as applicable, such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Power or Shock, as applicable.  Power or Shock, as applicable, and each of its Representatives, as applicable, shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Power or Shock, as applicable, or each of its Subsidiaries, as applicable, or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Power or Shock, as applicable, and each of its Subsidiaries, as applicable, of their normal duties.  Notwithstanding the foregoing:

(i)         No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract (provided, however, Power or Shock, as applicable, shall inform the other Party as to the general nature of the information that is being withheld and Power and Shock shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)         No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)      Shock shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of Power or its Subsidiaries without the prior written consent of Power (granted or withheld in its sole discretion); and

(iv)       no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by Power, Shock or Merger Sub herein.

(b)          The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.  From and after the date of this Agreement until the Effective Time or the termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions via the electronic “data room” maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.8          HSR, CFIUS and Other Approvals.

(a)        Except for (i) the filing of the Registration Statement, each Australian Disclosure Document and other filings referred to in Section 6.5, to which Section 6.5, and not this Section 6.8(a), shall apply, (ii) the filing and dissemination of the Proxy Statement and the Notice of Shock Extraordinary General Meeting, to which Sections 6.5 and 6.6, and not this Section 6.8(a), shall apply, (iii) any filings and notifications made pursuant to Antitrust Laws, to which Section 6.8(b), and not this Section 6.8(a), shall apply, and (iv) for the filings and notifications made in connection with CFIUS Approval and the ICA Approval, to which Section 6.8(c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, Consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.  Notwithstanding the foregoing (but subject to Sections 6.8(b) and 6.8(c)), in no event shall either Power or Shock or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees.  Shock and Power shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Shock or Power, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions.  Neither Party nor its Subsidiaries shall agree to any actions, restrictions or conditions with respect to obtaining any Consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other Party (which consent, subject to Sections 6.8(b) and 6.8(c), may be withheld in such other Party’s sole discretion).

(b)         As promptly as reasonably practicable following the date of this Agreement, the Parties shall make any filings required under the HSR Act.  Each of Shock and Power shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position (collectively, “Antitrust Laws”).  Unless otherwise agreed, Shock and Power shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act.  Shock and Power shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the Antitrust Laws, including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Each Party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the Transactions and to the extent permitted by such Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law.  Shock and Power shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority.  None of Shock, Merger Sub or Power shall take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law. Notwithstanding anything to the contrary set forth in this Agreement, neither Party shall be required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Power or Shock or otherwise take or commit to take any action that could reasonably limit Shock’s or Power’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (ii) terminate, modify or extend any existing relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (iii) establish or create any relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (iv) terminate any relevant venture or other arrangement, (v) effectuate any other change or restructuring of Power, Shock or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with any Antitrust Authority), or (vi) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any applicable requirements of applicable Law, or (vii) take any action as a result of any request for additional information and documentary material or other inquiry from any Antitrust Authority. Each Party shall pay fifty per cent (50%) of the total filing fee associated with the filings required by this Agreement under the HSR Act.

(c)         Each of Shock and Power shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to obtain the CFIUS Approval and the ICA Approval. Such reasonable best efforts shall include, (i) no later than forty-five (45) days after the date of this Agreement, jointly filing with CFIUS, a draft CFIUS Notice regarding the Transactions in accordance with the DPA, (ii) promptly filing a final CFIUS Notice regarding the Transactions in accordance with the DPA after receipt of comments on the draft CFIUS Notice, if any, from CFIUS or an indication that CFIUS has no questions or comments, but in no event later than ten (10) Business Days after such date and (iii) providing any information requested by CFIUS or any other Governmental Entity in connection with the CFIUS review or investigation of the Transactions promptly, and in all cases, within the timeframes set forth in the DPA. Such reasonable best efforts shall further include no later than twenty (20) Business Days after the date of this Agreement, filing a notification for ICA Approval.  The Parties shall cooperate in all respects and consult with each other in connection with the CFIUS Notice and the notification for ICA Approval or other communications with CFIUS and with any Governmental Entity in connection with the ICA Approval, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and participate in communications with CFIUS, except that neither party is obligated to reveal confidential business information personally identifiable information, or information protected by attorney-client privilege to the other Party. Neither Shock nor Power shall take nor cause any of its Subsidiaries to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Approval or the ICA Approval. Notwithstanding anything to the contrary set forth in this Agreement, neither Party shall be required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Power or Shock or otherwise take or commit to take any action that could reasonably limit Shock’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (B) terminate, modify or extend any existing relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (C) establish or create any relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries that are not insignificant to their respective businesses, (D) terminate any relevant venture or other arrangement, (E) effectuate any other change or restructuring of Power, Shock or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with CFIUS or any other Governmental Entity), (F) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any applicable national security Law, or (G) take any action as a result of any request for additional information and documentary material or other inquiry from any Governmental Entity, except for providing requested information and documentary material or answering inquiries.  Each Party shall not, and shall cause Affiliates and its and such Affiliates’ Representatives not to, propose, offer, negotiate, commit to, agree to, effect or take any of the actions set forth in the previous sentence without the prior written consent of the other Party. Each Party agrees to pay fifty per cent (50%) of the total filing fee associated with the CFIUS Notice filed regarding the Transactions. The Parties also agree that if CFIUS suggests or requests that the Parties withdraw and resubmit the CFIUS Notice, the Parties shall cooperate in withdrawing and resubmitting the CFIUS Notice for one additional ninety (90) day review and investigation period.

6.9          Employee Matters.

(a)         The Parties agree that, with respect to each individual who is employed as of the Closing Date by Power or a Subsidiary thereof and who remains employed by Shock or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) (a “Power Employee”), Power and Shock shall use commercially reasonable efforts such that, for the period beginning on the Closing Date and ending twelve (12) months after the Closing Date, each Power Employee shall be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunity) that is no less favorable than that provided to such employee immediately prior to the Closing; provided that a Power Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such employee as of immediately prior to the Closing Date; (ii) target long-term incentive compensation opportunity that is no less favorable than that provided to such employee immediately prior to the Closing Date, so that no Power Employee will be deprived of annual long-term incentive compensation awards for any calendar year as a result of differences in grant timing of long-term incentive awards by Power prior to the Closing Date; (iii) employee benefits (other than severance benefits) that are no less favorable in the aggregate than those in effect for such employee immediately prior to the Closing Date; and (iv) severance benefits and payments that are no less favorable than those set forth on Section 6.9(a) of the Power Disclosure Letter.

(b)        As of and after the Closing Date, Shock will, or will cause the Surviving Corporation or its Subsidiary to, give Power Employees full credit for purposes of eligibility, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans) under any Shock Plan or any amended or replaced Power Plan for the Power Employees’ service with Power, its Subsidiaries and their predecessor entities to the same extent recognized by Power and its Subsidiaries immediately prior to the Closing Date.

(c)        Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by Power, Shock or any of their respective Subsidiaries.  The provisions of this Section 6.9 are for the sole benefit of the Parties, and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Power Employee or any other service provider (who is a natural person) of Power or any of its Subsidiaries), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement.  Nothing in this Agreement is intended or shall be deemed to (i) establish, modify or amend any Power Plan or Shock Plan, (ii) prevent or limit the ability of Power, Shock, the Surviving Corporation or any of their respective Affiliates from amending or terminating any of their respective Employee Benefit Plans, or (iii) prevent or limit the ability of Power, Shock, the Surviving Corporation or any of their respective Affiliates to discharge or terminate the employment or service of any employee, officer, director or other service provider of Power, Shock, the Surviving Corporation or any of their respective Affiliates.

6.10        Indemnification; Directors’ and Officers’ Insurance.

(a)        Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from and after the Effective Time, Shock and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of Power or any of its Subsidiaries or who acts as a fiduciary under any Power Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any Threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Power or any of its Subsidiaries, a fiduciary under any Power Plan or is or was serving at the request of Power or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Shock and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law).  Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims).  With respect to any determination of whether any Indemnified Person is entitled to indemnification by Shock or the Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Shock or the Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Shock, the Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)         From and after the Effective Time, Shock and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(c)         Shock and Power will cause to be put in place, and Shock shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Power’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Power’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300 % of the current aggregate annual premium paid by Power for such purpose; and provided, further, that, if the cost of such insurance coverage exceeds such amount, Power shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)        In the event that, prior to the sixth anniversary of the Effective Time, Shock or the Surviving Corporation or any of its successors or assignees after the Effective Time (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Shock or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10.  Shock and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Shock or Surviving Corporation unable to satisfy their obligations under this Section 6.10.  The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives.  The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Power or any of its Subsidiaries, or under any applicable Contracts or Law.

6.11        Transaction Litigation.  In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of Power or Shock, as applicable, Threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), Power or Shock, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof.  Power or Shock, as applicable, shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with the other Party in good faith and give reasonable consideration to the other Party’s advice with respect to such Transaction Litigation; provided that Power or Shock, as applicable, shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12       Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties.  No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Party.  Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, or (b) consistent with the final form of the joint press release announcing the execution and delivery of this Agreement and the investor presentation given to investors on the date of announcement of the execution and delivery of this Agreement; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees.  Subject to Sections 6.3 and 6.4, as applicable, any material press release or other public statement with respect to this Agreement, the Merger and the other transactions contemplated herein must state the Power Board Recommendation, the Shock Board Recommendation and that each director of Power and Shock intends to vote, or cause to be voted, any shares of Power Common Stock or Shock Ordinary Shares, respectively, which he or she controls in favor of the Power Stockholder Approval or the Shock Shareholder Matters, respectively, subject to the terms of the applicable Power Support Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event) or the absence of a Shock Change of Recommendation (including in response to a Shock Superior Proposal or a Shock Intervening Event), respectively.  Notwithstanding the foregoing, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a bona fide written Power Competing Proposal or Shock Competing Proposal, as applicable, and matters related thereto or a Power Change of Recommendation or a Shock Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13       Advice of Certain Matters; Control of Business.  Subject to compliance with applicable Law, Power and Shock, as the case may be, shall confer on a regular basis with each other and shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC, any other Governmental Entity, Nasdaq, ASIC or the ASX in connection with this Agreement and the Transactions, to the extent permitted by applicable Law.  Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14       Reasonable Best Efforts; Notification; Power Equity Raise and Shock Equity Raise.

(a)         Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws and CFIUS governed by Section 6.8), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b)         Subject to applicable Law and as otherwise required by any Governmental Entity, Power and Shock each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Shock or Power, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or Consent of such Person is or may be required in connection with the Transactions).

(c)        If the counterparty to the Power Equity Raise or the Shock Equity Raise were to default on its obligation to consummate the transactions contemplated by the Power Equity Raise and/or the Shock Equity Raise in accordance with its respective terms, then Power and Shock, respectively, may seek to find alternative equity financing sources with an aggregate amount of proceeds not to exceed the amount contemplated by the Power Equity Raise or the Shock Equity Raise, respectively, to replace the Power Equity Raise or the Shock Equity Raise, respectively.  In case Power and/or Shock desires to pursue such alternative financing, then the Parties shall promptly negotiate in good faith and use reasonable best efforts to allow for such alternative financing to occur (including for the issuance of shares pursuant to such alternative financing to be deemed not a breach of the Parties’ representations and warranties in Section 4.2 or Section 5.2, as applicable, or the Parties covenants in Section 6.1(b)(ii) or Section 6.2(b)(ii), as applicable); provided that if the economic terms of such alternative financing would be less favorable to the Party pursuing such alternative financing (disregarding the Merger for this purpose) as compared to the economic terms of the Power Equity Raise or the Shock Equity Raise, as the case may be, then the Parties shall negotiate in good faith and use reasonable best efforts to equitably adjust the Exchange Ratio for the benefit of the shareholders of the Party not pursuing such alternative financing, taking into account the economic principles and terms agreed to by the Parties as of the execution of this Agreement, including the Exchange Ratio, the terms of the Power Equity Raise and the Shock Equity Raise, the capitalization of Power and Shock, and the share prices of Power Common Stock and Shock Ordinary Shares.

6.15       Section 16 Matters.  Prior to the Effective Time, Shock, Merger Sub and Power shall take all such steps as may be required to cause any dispositions of equity securities of Power (including derivative securities) or acquisitions of equity securities of Shock (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Power, or will become subject to such reporting requirements with respect to Shock, to be exempt under Rule 16b-3 under the Exchange Act.

6.16        Stock Exchange Listing and Delistings; ASIC Registrations.

(a)          Prior to the Closing Date, Power shall cooperate with Shock and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the shares of Power Common Stock from Nasdaq and the deregistration of the shares of Power Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.  If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, Power shall make available to Shock, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

(b)         Prior to the Closing, Power will take all actions that are reasonably necessary to provide that the Power CDIs will, on the Closing Date or such other date and time as the parties hereto agree with ASX and Power (as applicable), be (A) suspended from trading on ASX and (B) cancelled or exchanged for their applicable shares of Power Common Stock in accordance with the ASX Settlement Rules. As soon as practicable after the Effective Time, the Surviving Corporation will apply to ASX to delist Power, to take effect from the close of trading on the trading day immediately after Closing, or such other date as Shock and Power may agree, acting reasonably, following consultation with ASX. As soon as practicable after the Closing, the Surviving Corporation will notify ASIC of the Merger and either deregister Power as a foreign registered company under the Corporations Act, or register the Surviving Corporation as a foreign registered company under the Corporations Act, if applicable.

(c)         Shock shall (i) use its reasonable best efforts to have the Depositary Bank prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Shock ADSs (the “Form F-6”) and (ii) prepare and file with the SEC a registration statement on Form 8-A relating to the registration of a class of securities under the Exchange Act (the “Form 8-A”). Each of the Power and Shock shall use its reasonable best efforts to have the Form F-6 and Form 8-A declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep each of the Form F-6 and Form 8-A effective as long as necessary to consummate the Transactions, including the Shock Share Issuance. Shock and Power shall use their reasonable best efforts to cause (A) the Shock Ordinary Shares to be issued in the Merger to be authorized for listing on ASX on the Closing Date, and (B) the Shock ADSs to be issued in the Merger to be approved for listing on Nasdaq on the Closing Date, in each case, subject to official notice of issuance.

6.17       Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions. None of the Parties will make or cause or permit to be made, any application to the Australian Takeovers Panel or any court for or in relation to obtaining any declaration or determination that any aspect of the Merger constitutes unacceptable circumstances within the meaning of the Corporations Act or is unenforceable or unlawful.

6.18       Obligations of Merger Sub.  Shock shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.19       Establishment of ADR Facility. Shock shall use its reasonable best efforts to cause a sponsored American depositary receipt facility (the “ADR Facility”) to be established with the Depositary Bank for the purpose of issuing the Shock ADSs, including specifically and without limitation entering into a customary deposit agreement (the “Deposit Agreement”) with the Depositary Bank establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC the Form F-6. Shock shall consider in good faith the comments of Power on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of Power, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and applicable Laws, the Deposit Agreement shall (A) provide (i) that each Shock ADS under the ADR Facility shall represent and be exchangeable for a number of Shock Ordinary Shares determined by Shock, taking into account the Nasdaq listing rules requirements, subject to the approval of Power (such approval not to be unreasonably withheld), (ii) for customary provisions for the voting by the Depositary Bank of such Shock Ordinary Shares as instructed by the holders of the Shock ADSs, (iii) for the issuance, at the request of a holder, of either certificated or uncertificated Shock ADSs, (iv) subject to the limitations provided for in General Instruction I.A.1 of the Form F-6, that holders of Shock ADSs shall have the right at any time to exchange their Shock ADSs for the underlying Shock Ordinary Shares and (v) that the Shock Ordinary Shares deposited by Shock with the custodian for the ADR Facility shall be held by the custodian for the benefit of the Depositary Bank, (B) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of Shock ADSs promptly following its receipt of such materials, and (C) include customary provisions for the distribution to holders of Shock ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the custodian from Shock. The material terms of the Deposit Agreement and the Shock ADSs shall be described in the Proxy Statement. At or prior to the Effective Time, Shock shall instruct the Depositary Bank to issue a number of Shock ADSs sufficient to constitute the Shock ADS Consideration.

6.20          Intended Tax Treatment.

(a)         Shock, Power, and Merger Sub intend that the Merger qualify for the Intended Tax Treatment.  Each of Shock, Power, and Merger Sub (i) shall, and shall cause its respective Subsidiaries to, use its commercially reasonable efforts to cause the Merger to so qualify, (ii) shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment provided, in each case, that such treatment is at least “more likely than not” to be sustained, and (iii) if their tax counsel is required, in connection with the filings described in Section 6.5, to deliver an opinion as to the material U.S. federal income tax consequences of the Merger, will reasonably cooperate with such tax counsel in connection with such opinion.

(b)         None of Shock, Power, or Merger Sub shall, nor shall they permit their Affiliates to, take any action, and Shock, Power, and Merger Sub shall not, and shall ensure that their Affiliates do not, fail to take any action, which action or failure to act would prevent, preclude or impede the Merger from qualifying (or reasonably would be expected to cause the Merger to fail to qualify) for clause (i), (ii) or (iii) of the Intended Tax Treatment.

(c)          Shock and Power shall promptly notify the other if, at any time before the Effective Time, Shock or Power, respectively, becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, preclude, or impede the Merger from qualifying for the Intended Tax Treatment.

(d)       This Agreement (including any other agreements entered into pursuant to this Agreement) is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(e)        Notwithstanding anything in this Agreement to the contrary, the qualification of the Merger for the Intended Tax Treatment shall not be a condition to any Party’s obligation to consummate the Merger.

ARTICLE VII
CONDITIONS PRECEDENT

7.1         Conditions to Each Party’s Obligation to Consummate the Merger.  The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)          Power Stockholder Approval.  The Power Stockholder Approval shall have been obtained at the Power Stockholders Meeting.

(b)          Shock Shareholder Approval.  The Shock Shareholder Approval shall have been obtained at the Shock Extraordinary General Meeting.

(c)          Regulatory Approvals.  (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, (ii) the CFIUS Approval shall have been obtained, and (iii) the ICA Approval shall have been obtained.

(d)         No Injunctions or Restraints.  No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(e)          Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(f)          Form F-6.  The Form F-6 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(g)          Listing.  (i) The Shock ADSs that are issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance, and (ii) the Shock Ordinary Shares that are issuable pursuant to this Agreement shall have been authorized for listing on the ASX.

(h)         ASIC and ASX. (i) ASIC shall have provided to Shock and Merger Sub such consents, approvals, waivers, relief and exemptions required under the Shock Share Issuance ASIC Relief or Requirements to implement the Shock Share Issuance; and (ii) the ASX shall have provided to Shock and Merger Sub such consents, approvals, waivers, relief and exemptions required for the Merger and the Shock Share Issuance.

7.2         Additional Conditions to Obligations of Shock and Merger Sub.  The obligations of Shock and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Shock, in whole or in part, to the extent permitted by applicable Law:

(a)         Representations and Warranties of Power.  (i) The representations and warranties of Power set forth in Section 4.2(a) (Capital Structure), the second and third sentences of Section 4.2(b) (Capital Structure), the first sentence of Section 4.2(c) (Capital Structure), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a), the second sentence of Section 4.2(b) and the first sentence of Section 4.2(c), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Power set forth in Section 4.2 (Capital Structure) and the representations and warranties of Power the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.3(a) (Authority), Section 4.21 (Brokers) and Section 4.25 (Takeover Laws), shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Power set forth in Article IV (a) which are qualified by a “Power Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time) and (b) which are not qualified by a “Power Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii)(b), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.

(b)         Performance of Obligations of Power.  Power shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)        Compliance Certificate.  Shock shall have received a certificate of Power signed by an executive officer of Power, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3        Additional Conditions to Obligations of Power.  The obligation of Power to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Power, in whole or in part, to the extent permitted by applicable Law:

(a)         Representations and Warranties of Shock and Merger Sub.  (i) The representations and warranties of Shock and Merger Sub set forth in Section 5.2(a) (Capital Structure), the second and fourth sentences of Section 5.2(b) (Capital Structure), the first sentence of Section 5.2(c) (Capital Structure), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a), the second and fourth sentences of Section 5.2(b) and the first sentence of Section 5.2(c) (Capital Structure), Section 5.3(a), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Shock and Merger Sub set forth in Section 5.2(b) (Capital Structure) and the representations and warranties of Shock and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.3(a) (Authority) and Section 5.20 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Shock and Merger Sub set forth in Article V (a) which are qualified by a “Shock Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), and (b) which are not qualified by a “Shock Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii)(b), where the failure of such representations and warranties to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(b)         Performance of Obligations of Shock and Merger Sub.  Shock and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)        Compliance Certificate.  Power shall have received a certificate of Shock signed by an executive officer of Shock, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

7.4          Frustration of Closing Conditions.  None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1          Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Power Stockholder Approval or the Shock Shareholder Approval has been obtained:

(a)          by mutual written consent of Power and Shock;

(b)          by either Power or Shock:

(i)         if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)        if the Merger shall not have been consummated on or before 5:00 p.m. on September 30, 2025 (such date, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the failure of the Merger to occur on or before such date;

(iii)      in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv)      if the Power Stockholder Approval shall not have been obtained upon a vote held at a duly held and completed Power Stockholders Meeting, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Power where an action or failure to act of Power that constitutes a material breach by Power of this Agreement has materially contributed to the failure to obtain the Power Stockholder Approval; or

(v)       if the Shock Shareholder Approval shall not have been obtained upon a vote held at a duly held and completed Shock Extraordinary General Meeting, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(v) shall not be available to Shock where an action or failure to act of Shock that constitutes a material breach by Shock of this Agreement has materially contributed to the failure to obtain the Shock Shareholder Approval.

(c)         by Shock, prior to, but not after, the time the Power Stockholder Approval is obtained, if the Power Board or a committee thereof shall have effected a Power Change of Recommendation (whether or not such Power Change of Recommendation is permitted by this Agreement);

(d)         by Power, prior to, but not after, the time the Shock Shareholder Approval is obtained, if the Shock Board or a committee thereof shall have effected a Shock Change of Recommendation (whether or not such Shock Change of Recommendation is permitted by this Agreement);

(e)         by Shock, prior to, but not after, the time the Power Stockholder Approval is obtained, if Power, any of its Subsidiaries or any of Power’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.3(b) (No Solicitation by Power);

(f)         by Power, prior to, but not after, the time the Shock Shareholder Approval is obtained, if Shock, any of its Subsidiaries or any of Shock’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.4(b) (No Solicitation by Shock); or

(g)         by Power, if Shock shall not have delivered the Shock Historical Financials or the Shock Subpart 1300 Reports to Power on or before 5:00 pm on February 18, 2025, provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to Power (i) if prior to such termination, Shock shall have delivered to Power the Shock Historical Financials and the Shock Subpart 1300 Reports or (ii) from and after March 20, 2025.

8.2          Notice of Termination; Effect of Termination.

(a)        A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)         In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.

8.3          Termination Fees and Other Payments.

(a)         Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.  Except as otherwise provided in Section 3.3(b)(vi), and except in respect of Australian capital gains Taxes arising to holders of shares of Power Capital Stock upon completion where roll-over relief under Subdivision 124-M of the Income Tax Assessment Act 1997 is unavailable (in which case such Taxes shall be borne and paid by such holders), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Merger shall be borne by Shock or the Surviving Corporation, and expressly shall not be a liability of holders of Power Common Stock or Power Preferred Stock.

(b)         If (i) Shock terminates this Agreement pursuant to Section 8.1(c) (Power Change of Recommendation) or Section 8.1(e) (No Solicitation by Power), (ii) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (prior to, but not after, the time the Power Stockholder Approval is obtained) and, in the case of this clause (ii), either (x) the Power Board or a committee thereof shall have effected a Power Change of Recommendation or (y) Power, any of its Subsidiaries, or any of Power’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.3(b) (No Solicitation by Power), or (iii) Power terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Power Stockholder Approval) at a time when Shock has the right to terminate this Agreement pursuant to Section 8.1(c) (Power Change of Recommendation) or Section 8.1(e) (No Solicitation by Power), then Power shall pay Shock the Power Termination Fee in cash by wire transfer of immediately available funds to an account designated by Shock no later than three (3) Business Days after notice of termination of this Agreement.

(c)         If (i) Power terminates this Agreement pursuant to Section 8.1(d) (Shock Change of Recommendation) or Section 8.1(f) (No Solicitation by Shock), (ii) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (prior to, but not after, the time the Shock Shareholder Approval is obtained) and, in the case of this clause (ii), either (x) Shock Board or a committee thereof shall have effected a Shock Change of Recommendation or (y) Shock, any of its Subsidiaries, or any of Shock’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.4(b) (No Solicitation by Shock), or (iii) Shock terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Shock Shareholder Approval) at a time when Power has the right to terminate this Agreement pursuant to Section 8.1(d) (Shock Change of Recommendation) or Section 8.1(f) (No Solicitation by Shock), then Shock shall pay Power the Shock Termination Fee in cash by wire transfer of immediately available funds to an account designated by Power no later than three (3) Business Days after notice of termination of this Agreement.

(d)         If (i) (A) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Power Stockholder Approval), and on or before the date of any such termination a Power Competing Proposal made after the date hereof but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Power Stockholders Meeting, or (B) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Shock terminates this Agreement pursuant to Section 8.1(b)(iii) (Power Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Power Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and, in the case of (i)(A) and (i)(B), (ii) within twelve (12) months after the date of such termination, Power enters into a definitive agreement with respect to a Power Competing Proposal or consummates a Power Competing Proposal, then Power shall pay Shock the Power Termination Fee.  It is understood and agreed that with respect to the preceding clauses (i) and (ii), any reference in the definition of Power Competing Proposal to “20%” shall be deemed to be a reference to “50%.”

(e)          If (i) (A) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Shock Shareholder Approval), and on or before the date of any such termination a Shock Competing Proposal made after the date hereof but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Shock Extraordinary General Meeting, or (B) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Power terminates this Agreement pursuant to Section 8.1(b)(iii) (Shock Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Shock Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Shock enters into a definitive agreement with respect to a Shock Competing Proposal or consummates a Shock Competing Proposal, then Shock shall pay Power the Shock Termination Fee.  It is understood and agreed that with respect to the preceding clauses (i) and (ii), any reference in the definition of Shock Competing Proposal to “20%” shall be deemed to be a reference to “50%.”

(f)         In no event shall Shock be entitled to receive more than one payment of the Power Termination Fee, and in no event shall Power be entitled to receive more than one payment of the Shock Termination Fee.  The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not have entered into this Agreement. The Parties intend that the payment of the Power Termination Fee or the Shock Termination Fee shall not be subject to goods and services or similar transfer Taxes and shall cooperate to minimize any such Taxes (“Transfer Taxes”).  If Transfer Taxes are payable with respect to the Power Termination Fee, such Transfer Taxes shall be borne by Power.  If Transfer Taxes are payable with respect to the Shock Termination Fee, such Transfer Taxes shall be borne by Shock. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of ten per cent (10%) per annum.  If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding.  The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) Power and its Subsidiaries against Shock and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Shock and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of Shock or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Shock in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Shock and Merger Sub against Power and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Power shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of Power and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Power in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

(g)        Notwithstanding the other provisions of this Article VIII, this Article VIII does not impose an obligation on Shock to pay the Shock Termination Fee to the extent (and only to the extent) that the obligation to pay the Shock Termination Fee (or any part thereof) is declared or determined by the Takeovers Panel to constitute “unacceptable circumstances”. In furtherance thereof, Power will, within ten (10) Business Days of Shock having given Power a notice of such declaration or determination by Takeovers Panel, refund to Shock any part of the Shock Termination Fee that Shock has already paid to Power and the portion thereof that, in the Takeovers Panel’s declaration or determination, constitutes “unacceptable circumstances”.

ARTICLE IX
GENERAL PROVISIONS

9.1         Schedule Definitions.  All capitalized terms in the Power Disclosure Letter and the Shock Disclosure Letter shall have the meanings ascribed to them herein, except as otherwise defined therein.

9.2       Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Articles II and III, and Section 4.26 (No Additional Representations), Section 5.25 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing.  The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3         Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) upon receipt, if delivered in person or by an internationally recognized courier; or (ii) upon transmission, if transmitted by electronic mail (“e-mail”); provided that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt), in each case as addressed as follows (or to such other address as any Party shall specify by written notice so given):

(i)	if to Shock or Merger Sub, to:

Sayona Mining Limited
Level 28, 10 Eagle Street
Brisbane, Queensland,
4000 Australia
	Attention:	Lucas Dow
	E-mail:	[Omitted]

with a required copy to (which copy shall not constitute notice):

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York,
10128-4498, United States
	Attention:	Avner Bengera; Jamie Yarbrough
	E-mail:	avner.bengera@bakerbotts.com;
jamie.yarbrough@bakerbotts.com

(ii)	if to Power, to:

Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina
28012-3349
	Attention:	Bruce Czachor
	E-mail:	[Omitted]

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York
10166-0193, United States
	Attention:	John Gaffney; Michelle Gourley
	E-mail:	JGaffney@gibsondunn.com;
MGourley@gibsondunn.com

Rejection or other refusal to accept or the inability to deliver because of a changed address of which no notice has been given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

9.4          Rules of Construction.

(a)          Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)       Matters reflected in the Power Disclosure Letter or Shock Disclosure Letter are not necessarily limited to matters required by this Agreement to be disclosed in the Power Disclosure Letter or Shock Disclosure Letter, as applicable. The inclusion of any information in the Power Disclosure Letter or Shock Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, that such information (or any non-disclosed item or information of comparable or greater significance) is required to be listed in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, that such items are or may be material, or that such items have resulted or may result in a Power Material Adverse Effect or a Shock Material Adverse Effect.  The headings, if any, of the individual sections of each of the Shock Disclosure Letter and the Power Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Power Disclosure Letter and Shock Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Power Disclosure Letter or Shock Disclosure Letter, as applicable, as an exception to a particular representation or warranty or covenant shall be deemed adequately disclosed as an exception with respect to all other representations or warranties or covenants to the extent that the relevance of such item to such representations or warranties or covenants is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Power Disclosure Letter or Shock Disclosure Letter with respect to such other representations or warranties or covenants or an appropriate cross reference thereto, and notwithstanding the presence or absence of any specific reference to the Power Disclosure Letter or Shock Disclosure Letter, as applicable. Each of the Power Disclosure Letter and the Shock Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties or covenants of Power, Shock or Merger Sub, as applicable, except as and to the extent provided in this Agreement.

(c)          The specification of any monetary amount in the representations and warranties or covenants or otherwise in this Agreement or in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between or among the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)      All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur.  Unless the context otherwise requires, the word “including” (in its various forms) means “including, without limitation.” For purposes of this Agreement, pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires.  Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  Unless the context otherwise requires, all references herein to a specific time shall refer to New York, New York time.  As used in this Agreement: (i) unless the context otherwise requires, the word “or” is not exclusive; (ii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (iii) references to “written” or “writing” include in electronic form; and (iv) unless the context otherwise requires, (x) the term “dollars” and the symbol “US$” mean United States Dollars, (y) the symbol “AU$” means Australian Dollars, and (z) references to amounts in one currency include references to their equivalents at the applicable time in any other currency.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)         In this Agreement, except as the context may otherwise require, references to: (i) any Contract (including this Agreement), statute, rule or regulation are to the Contract, statute, rule or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days ending at 11:59 p.m. (New York, New York time); when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was made available in the virtual data room that relates to the Transactions and is maintained by Power or Shock, as applicable, prior to the execution of this Agreement.

9.5          Counterparts.  This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6        Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.  Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Power Common Stock and Power Equity Awards to receive the Merger Consideration, but only from and after the Effective Time, and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7          Governing Law; Venue; Waiver of Jury Trial.

(a)        THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(b)       THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE (AND ANY APPELLATE COURTS FROM ANY OF THE FOREGOING COURTS) SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT (AND ANY APPELLATE COURT THEREFROM). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. NOTHING IN THIS SECTION 9.7 SHALL LIMIT THE JURISDICTION OF THE TAKEOVERS PANEL IN RELATION TO MATTERS WITHIN ITS JURISDICTION RAISED WITH IT BY THIRD PARTIES.

9.8         Severability.  Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible, including that if any obligation imposed on Shock under Section 6.4 or an obligation relating to the Shock Termination Fee under Section 8.3 is declared or determined by the Takeovers Panel to constitute “unacceptable circumstances” within the meaning of the Corporations Act, the Parties agree that application of Section 6.3 relating to the equivalent obligation imposed on Power or the obligation relating to the Power Termination Fee under Section 8.3 is modified and read down as it applies to Power to reflect the original intent of the Parties that the Transactions and the obligations under those Sections are to apply mutually to the Parties.  Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order

9.9         Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.  Any purported assignment in violation of this Section 9.9 shall be void and of no effect.

9.10       Affiliate Liability.  Each of the following is referred to in this Section 9.10 as a “Power Affiliate”: (a) any direct or indirect holder of equity interests or securities in Power (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) Power or (ii) any Person who controls Power.  No Power Affiliate shall have any liability or obligation to Shock or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Shock and Merger Sub hereby waive and release all claims of any such liability and obligation, other than for fraud.  Each of the following is referred to in this Section 9.10 as a “Shock Affiliate”: (x) any direct or indirect holder of equity interests or securities in Shock (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Shock or (ii) any Person who controls Shock.  No Shock Affiliate shall have any liability or obligation to Power of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Power hereby waives and releases all claims of any such liability and obligation, other than for fraud.

9.11       Specific Performance.  The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties.  Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages, (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or Threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11, and (c) the alleged breaching Party will not plead in defense thereto that there would be an adequate remedy at Law.  Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12       Amendment.  This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of Power or the applicable approval of the Shock Shareholder Matters by the shareholders of Shock, but, after any such adoption or approval, as applicable, no amendment shall be made which would require the further adoption or approval, as applicable, by such stockholders or shareholders, as applicable, pursuant to applicable Law without first obtaining such further adoption or approval, as applicable.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13        Extension; Waiver.  At any time prior to the Effective Time, Power and Shock may, to the extent allowed under applicable Law:

(a)          extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)          waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)          waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by Power or Shock in exercising any right, power or privilege hereunder shall operate as a waiver of any breach of any provision hereof or of any prior or subsequent breach of the same or any other provision hereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise of any other right, power or privilege hereunder.  No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

SAYONA MINING LIMITED

By:	/s/ Lucas Dow
	Name:	Lucas Dow
	Title:	Managing Director and Chief Executive Officer

By:	/s/ Dylan Darbyshire-Roberts
	Name:	Dylan Darbyshire-Roberts
	Title:	Company Sectary and General Counsel

SHOCK MERGECO INC.

By:	/s/ Lucas Dow
	Name:	Lucas Dow
	Title:	President and Chief Executive Officer

PIEDMONT LITHIUM INC.

By:	/s/ Keith Phillips
	Name:	Keith Phillips
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]